  As filed with the Securities and Exchange Commission on November 2, 1999

                                                  Registration No.   333 - 78743
                                                                     811 - 07689
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         The One(R)Income Annuity(SM)

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                                                  ---------
                       Pre-Effective Amendment No.     2
                                                     -----
                       Post-Effective Amendment No.  ___

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              Amendment No.    16
                                             ------

                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                             Frank A.  Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R.  Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

Approximate Date of Proposed Public Offering:  As soon as practicable after the
--------------------------------------------
effective date of the registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Single Premium Immediate Variable Annuity
------------------------------------
Contracts

                          THE ONE(R) INCOME ANNUITYSM
                       A Single Premium Variable Annuity

                                   Issued by

                           PFL LIFE INSURANCE COMPANY

                       Supplement Dated November 2, 1999
                                     To The
                       Prospectus Dated November 2, 1999

                   Optional Annuity Payment Guarantee Riders

Two optional riders, each offering a certain payment guarantee benefit, are available with THE ONE(R) INCOME ANNUITYSM. These are (1) an initial payment guarantee, and (2) a step-up payment guarantee. The rights and benefits under these optional riders are summarized below. However, the description of each payment guarantee contained in this supplement is qualified in its entirety by reference to each rider, copies of which are available upon request from PFL Life Insurance Company ("PFL").

All italicized terms used, which are not defined in this supplement, shall have the same meaning as the same terms used in the accompanying prospectus.

The initial payment guarantee and the step-up payment guarantee may not be available in all states at the date of this supplement. Please contact PFL at
(800) 525-6205 for additional information regarding their availability in your state.

                               ----------------
Payment Guarantees

You may elect to purchase the initial payment guarantee or the step-up payment guarantee only at the time you purchase your contract. The guarantees only apply to variable annuity payments.

The initial payment guarantee ensures that the amount of each annuity payment you receive will not be less than the guaranteed minimum payment. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum payment amount, regardless of the performance of the underlying variable investment options.

The step-up payment guarantee ensures that the amount of each annuity payment you receive will never decrease. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that your annuity payment is guaranteed to never decrease, regardless of the performance of the underlying variable investment options.

The initial payment guarantee and the step-up payment guarantee do not establish or guarantee performance of any specific subaccount.

                 This Prospectus Supplement must be accompanied
                           by the Prospectus for the
               THE ONE(R) INCOME ANNUITYSM dated November 2, 1999

Initial Payment Guarantee

Guaranteed Minimum Payment. With the initial payment guarantee, your annuity payments are guaranteed to never be less than the guaranteed minimum payment. Currently, the guaranteed minimum payment is 100% of the initial annuity payment. We may, at our discretion, change the percentage that we offer to guarantee in the future, but it will never be less than 75% of the initial annuity payment. Changes in the amount we guarantee would only apply to new contracts sold after the date of the change. The guaranteed minimum payment amount is included on page one of the initial payment guarantee rider.

Stabilized Payments. Your annuity payments will also be "stabilized" or held constant during each contract year. Each annuity payment during the first contract year will equal the initial variable annuity payment. On each contract anniversary, a new stabilized payment will be determined and you will be notified of the new stabilized payment amount for the up coming contract year. The new stabilized payment will equal the greater of the guaranteed minimum payment or the payment supportable by the variable annuity units in the selected subaccounts at the beginning of the contract year. (See "Supportable Payment" below). Thus, during the course of each contract year, you will receive these stabilized, or level, annuity payments instead of variable payments that can fluctuate monthly. However, from year to year, your annuity payments will vary with the investment performance of the selected subaccounts, but will never be less than the guaranteed minimum payment.

Step-up Payment Guarantee

Guaranteed Minimum Payment. With the step-up payment guarantee, your annuity payments may increase or remain constant but they are guaranteed to never decrease. On each contract anniversary, your guaranteed minimum payment is "stepped-up" to equal the new stabilized payment.

Stabilized Payments. Your annuity payments will also be "stabilized" or held constant during each contract year. Each annuity payment during the first contract year will equal the initial variable annuity payment. On each contract anniversary, a new stabilized payment will be determined and you will be notified of the new stabilized payment amount for the up coming contract year. The new stabilized payment can increase, but it will not decrease.

The new stabilized payment will equal the greater of {[(a--b) * c] + b} or b

Where: (a) is the payment supportable by the variable annuity units in the selected subaccounts (see "Supportable Payment" below);
    (b)is the current stabilized payment; and
    (c) is the immediate payment increase allocation (which determines how much of the gain in the variable annuity unit values is applied to the new stabilized payment and how much is used to purchase additional variable annuity units; see below).

Accordingly, on any contract anniversary:

IF:the supportable payment is greater than the current stabilized payment;

THEN:the stabilized payment will increase.

                                     * * *

IF:the supportable payment is less than or equal to the current stabilized payment;

THEN:the stabilized payment will remain unchanged.

Currently, the immediate payment increase allocation is 50%. This means that 50% of the gain in the value of the variable annuity units on a contract anniversary will be received immediately in the form of increased variable annuity payments and the remaining 50% will be used to purchase additional variable annuity units. We may, at our discretion, change the immediate payment increase allocation in the future, but it will never be less than 40%. Changes in the immediate payment increase allocation would only apply to new contracts sold after the date of the change.

Supportable Payment

The supportable payment is the total of the variable annuity unit values times the number of variable annuity units credited to each of the selected subaccounts. Please note that if you elect one of these riders you receive stabilized payments, not supportable payments.

Increases and Decreases in Number of Variable Annuity Units

Since your payments are stabilized during each contract year, we will increase or decrease the number of variable annuity units credited to the contract each annuity payment date (except on contract anniversaries) to ensure that you receive the full investment performance, both positive and negative, of the subaccounts you select. Please note that if all variable annuity units have been used in an attempt to maintain the stabilized payment at the guaranteed payment level (that is, the number of units has gone down to zero because of negative investment performance), all future payments will equal the guaranteed minimum payment. See the Statement of Additional Information for a more detailed discussion concerning increases and decreases in the number of variable annuity units credited to your contract and an illustration showing hypothetical changes in the number of variable annuity units.

Rider Fee

There is a charge for each rider. A rider fee is reflected in the amount of the annuity payments that you receive if you select either payment guarantee rider. It is deducted in the same manner as the separate account charge since it is reflected in the calculation of the annuity unit values. The rider fee is identified on page one of your rider.

Initial Payment Guarantee. Currently the initial payment guarantee rider fee is equal to an annual rate of 0.75% of the daily net asset value in the subaccounts. We may, at our discretion, change the rider fee in the future, but it will never be greater than 2.0%. Changes in the rider fee would only apply to new contracts sold after the date of the change.

Step-up Payment Guarantee. Currently the step-up payment guarantee rider fee is equal to an annual rate of 2.00% of the daily net asset value in the subaccounts. We may, at our discretion, change the rider fee in the future, but it will never be greater than 3.0%. Changes in the rider fee would only apply to new contracts sold after the date of the change.

Other Terms and Conditions

You must purchase the initial payment guarantee or step-up payment guarantee when you purchase your contract. You cannot add either payment guarantee after you purchase your contract.

The payment guarantees are only available with the 3.5% AIR.

You cannot elect either payment guarantee unless you choose one of the four asset allocation models. We may, at our discretion, change the restrictions on the subaccounts or models you can select in the future. Changes in the restrictions would only apply to new contracts sold after the date of the change. Any restrictions will be identified on the first page of the rider.

Surrender Value

When you have elected either payment guarantee, the amount of the surrender value, if any, is calculated using the current supportable payment instead of the stabilized payment. Partial surrenders will reduce the next stabilized payment, and the guaranteed payment, pro rata. For example, if you surrender 50% of the value of your variable annuity payments, the stabilized payment and the guaranteed minimum payment, will be reduced by 50%.

Death Benefit

When you have elected either payment guarantee, the amount of the death benefit, if any, is calculated using the current supportable payment instead of the stabilized payment.

Transfers

Transfers from variable to fixed annuity payments will reduce the next stabilized payment, and the guaranteed minimum payment, pro rata. For example, if you transfer 25% of the value of your variable annuity payments to fixed annuity payments, the stabilized payment and the guaranteed minimum payment, will be reduced by 25%. The reduction will be reflected in your next payment. Transfers from fixed to variable annuity payments are not allowed.

Reduced Payments under Certain Payment Options

If you have selected a Joint and Survivor payment option with reduced payments to the surviving annuitant, the next stabilized payment, and the guaranteed minimum payment, will be reduced pro rata at the death of the first annuitant. For example, if you selected the Joint and 75% Survivor Life Annuity payment option, upon the death of either annuitant the next stabilized payment, and the guaranteed minimum payment, will be reduced to 75% of their pre-death values.

Termination

Both the initial payment guarantee and the step-up payment guarantee riders are irrevocable.

The initial payment guarantee benefit and the step-up payment guarantee benefit may not be available in all states.

                                                                 THE ONE(R)

                                                           INCOME ANNUITYSM

                                                                  Issued Through


                                                          PFL RETIREMENT BUILDER
                                                        VARIABLE ANNUITY ACCOUNT

                                                                              By

                                                      PFL LIFE INSURANCE COMPANY

Prospectus

November 2, 1999

This prospectus and the mutual fund prospectus give you important information about the contracts and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about The One Income Annuity, a fixed and variable single premium immediate annuity contract, you can obtain a free copy of the Statement of Additional Information (SAI) dated November 2, 1999. Please call us at (800) 544-3152 or write us at: PFL Life Insurance Company, Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road N.E., P.O. Box 3183, Cedar Rapids, Iowa, 52406-3183. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference. Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



The immediate annuity contract has fixed and variable payment options. There are nine portfolios listed below that you can select from if you choose to receive variable payments. You can choose any combination of fixed and variable payments. You bear the investment risk if you choose variable payments.

ONE GROUP(R) INVESTMENT TRUST:

  One Group(R) Investment Trust
   Bond Portfolio
  One Group(R) Investment Trust
   Government Bond Portfolio
  One Group(R) Investment Trust
   Balanced Portfolio
  One Group(R) Investment Trust
   Large Cap Growth Portfolio
  One Group(R) Investment Trust
   Equity Index Portfolio
  One Group(R) Investment Trust
   Diversified Equity Portfolio
  One Group(R) Investment Trust
   Mid Cap Growth Portfolio
  One Group(R) Investment Trust
   Diversified Mid Cap Portfolio
  One Group(R) Investment Trust
   Mid Cap Value Portfolio

Please note that the contracts and the underlying portfolios:

 .  are not bank deposits or deposits of BANK ONE CORPORATION;

 .  are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other federal or state governmental agency;
 .  are not endorsed by any bank or government agency;
 . are not guaranteed to achieve their goal; and . involve investment risk, including loss of premium.


TABLE OF CONTENTS                                                           Page
GLOSSARY OF TERMS...........................................................   3

SUMMARY.....................................................................   4

EXPENSE TABLE...............................................................   6

EXAMPLES....................................................................   7

1. THE ANNUITY CONTRACT.....................................................   8

2. ANNUITY PAYMENTS.........................................................   8
   Annuity Payment Dates....................................................   8
   Payments Under the Contract..............................................   8
   Fixed, Variable or Combination Payments..................................   8
   Assumed Investment Rate (AIR)............................................   8
   Payment Options..........................................................   9

3. PURCHASE.................................................................  12
   Contract Issue Requirements..............................................  12
   Premium Payment..........................................................  12
   Allocation of Premium Payment............................................  12
   Variable Annuity Units...................................................  13

4. INVESTMENT CHOICES.......................................................  13
   The Separate Account.....................................................  13
   Transfers................................................................  14

5. EXPENSES.................................................................  15
   Separate Account Charge..................................................  15
   Expenses of the Portfolios...............................................  15
   Premium Taxes............................................................  15
   Other Taxes..............................................................  15
   Surrender Charge.........................................................  15
   Transfer Fee.............................................................  15

6. TAXES....................................................................  15
   Annuity Policies in General..............................................  16
   Qualified and Nonqualified Policies......................................  16
   Withdrawals--Nonqualified Policies.......................................  16
   Withdrawals--Qualified Policies..........................................  17
   Withdrawals--403(b) Policies.............................................  17
   Diversification and Distribution Requirements............................  17
   Taxation of Death Benefit Proceeds.......................................  17
   Annuity Payments.........................................................  17
   Transfers, Assignments or Exchanges of Policies..........................  18
   Possible Tax Law Changes.................................................  18

7. SURRENDER VALUE..........................................................  18
   Surrenders...............................................................  18
   Surrender Value..........................................................  18

 8. PERFORMANCE.............................................................  19

 9. DEATH BENEFIT...........................................................  19

10. OTHER INFORMATION.......................................................  19
    PFL Life Insurance Company..............................................  19
    The Separate Account....................................................  20
    Voting Rights...........................................................  20
    Distributor of the Contracts............................................  20
    Non-participating Contract..............................................  20
    Variations in Contract Provisions.......................................  20
    Year 2000 Matters.......................................................  21
    IMSA....................................................................  21
    Delay of Payments.......................................................  21
    Legal Proceedings.......................................................  21
    Financial Statements....................................................  21

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION................  22

APPENDIX A
Historical Performance Data................................................. A-1

APPENDIX B
Additional Fund Information................................................. B-1

APPENDIX C
Illustrations of Annuity Payment Values..................................... C-1

GLOSSARY OF TERMS

Annuitant and Secondary Annuitant--The person upon whose life the annuity payments are based. For joint options, annuity payments are based upon the lives of both the annuitant and secondary annuitant. Either the annuitant or the secondary annuitant generally must be no older than 80 years of age on the contract issue date.

Annuity Payments--Payments made by us to the payee pursuant to the payment option chosen. Annuity payments may be either fixed or variable or a combination of both.

Assumed Investment Return or AIR--The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary(ies)--The person(s) who may receive death proceeds or guaranteed payments under this contract when there is no longer a living annuitant (or last annuitant for joint options).

Contract Issue Date--The date the contract becomes effective. This will be stated in the contract. Generally, the date the initial premium is allocated to the separate account.

Net Investment Factor--A unit of measure used to reflect the change in variable annuity unit values in a subaccount from one valuation period to the next valuation period.

Owner(s)--"You," "your," and "yours." The person or entity named in the contract specifications section who may, while any annuitant is living, exercise all rights granted by the contract. The annuitant must be the owner, if the contract is a qualified contract. If there is a secondary annuitant, he or she may also be an owner (except for a qualified contract, where only one owner is permitted). The secondary annuitant is never required to be an owner.

Payee--The person or entity to whom annuity payments are paid.

Payment Date--The date an annuity payment is paid to the payee. We may require evidence that any annuitant(s) and/or payee is/are alive on the payment date.

Separate Account--PFL Retirement Builder Variable Annuity Account.

Subaccount--The investment options or divisions of the separate account. Each subaccount invests in a different portfolio of the funds. We may make additional subaccounts available in the future.

Successor Owner--The person named by the owner to whom ownership of the contract passes upon the owner's death. If the owner is also the annuitant, the annuitant's beneficiary is entitled to the death proceeds of the contract. If no person is named, the owner's estate shall be deemed the successor owner.

Valuation Day--Each day the New York Stock Exchange is open for trading. The determination of the variable annuity unit value is made at the end of each valuation day.

Variable Annuity Unit--Variable annuity payments are expressed in terms of variable annuity units, the value of which fluctuates in relation to the selected subaccounts.

Variable Annuity Payment Calculation Date--The date, no more than seven business days before each payment date, when the amount of the variable annuity payment is determined. If the New York Stock Exchange is closed on a variable annuity payment calculation date, we will determine the amount of annuity income on the next day it is open.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Words printed in italics in this prospectus are defined in the Glossary.

1. THE ANNUITY CONTRACT

The Fixed and Variable Single Premium Immediate Annuity Contract offered by PFL Life Insurance Company (PFL, we, us or our) is a contract between you, as the owner, and PFL, an insurance company. The contract is intended to provide a stream of income for life or for a specific period of time you select.

2. ANNUITY PAYMENTS

Annuity payments may be either fixed, variable or a combination of fixed and variable. We guarantee the amount of fixed annuity payments. We do not, however, guarantee the amount of variable annuity payments. Variable annuity payment amounts are determined by the investment performance of the subaccounts you select.

Annuity payments may be scheduled for either monthly or quarterly payments. Semiannual and annual payments are available only with our approval.

We recommend using electronic funds transfer (EFT) whenever possible.

3. PURCHASE

You purchase this contract with a single premium. You cannot make additional premium payments. The minimum premium is $25,000, although we can accept a smaller premium if we want.

You may return your contract for a refund within 10 days after you receive it. The amount of the refund will generally be the premium plus or minus the investment performance of the subaccounts to which your premium was allocated, if any.

We will generally pay the refund within 7 days after we receive written notice of cancellation and the returned contract. The contract will then be deemed void. In some states you may have more than 10 days, or receive a refund of more (or less) than the amount described above.

4. INVESTMENT CHOICES

You choose between fixed or variable annuity payments, or a combination of both. If you choose variable annuity payments you must also select one or more of the following portfolios described in the One Group(R) Investment Trust prospectus:

One Group(R) Investment Trust
 Bond Portfolio
One Group(R) Investment Trust
 Government Bond Portfolio
One Group(R) Investment Trust
 Balanced Portfolio
One Group(R) Investment Trust
 Large Cap Growth Portfolio
One Group(R) Investment Trust
 Equity Index Portfolio
One Group(R) Investment Trust
 Diversified Equity Portfolio
One Group(R) Investment Trust
 Mid Cap Growth Portfolio
One Group(R) Investment Trust
 Diversified Mid Cap Portfolio
One Group(R) Investment Trust
 Mid Cap Value Portfolio

Your variable annuity payments may go up or down with the investment performance of any of these portfolios. You bear this investment risk.

You may transfer amounts within the various subaccounts. You may also transfer amounts from variable to fixed annuity payments at any time. If you do, then the payment option for the fixed annuity payments will be a continuation of the payment option currently applicable to variable annuity payments. Transfers from fixed to variable annuity payments are not permitted. We may charge a fee for excessive transfers (we currently do not charge for transfers).

5. EXPENSES

There is a separate account charge of 1.15% annually of average daily net assets if you allocate $50,000 or more to variable annuity payments; if you allocate less than $50,000 to variable annuity payments the separate account charge is 1.35%. This charge will not increase and does not apply to fixed annuity payments.

Each portfolio has investment management and other fees charged directly to it. In 1998, these ranged from 0.55% to 1.00% annually of average daily net assets.

In some states, a charge for applicable premium taxes ranging from 0% to 3.5% is deducted from the premium when paid.

There is a charge upon surrender of up to 8% of the premium payment surrendered from a Certain Only payment option, and up to 4% of the premium payment surrendered from a Life with Emergency Cash SM payment option. Surrenders are not allowed under any other payment options.

6. TAXES

You are taxed on the part of your annuity payment considered income. Annuity payments from nonqualified contracts may be considered partly a return of your investment in the contract so that part of each payment would not be taxable as income. Annuity payments from qualified contracts are generally considered as all taxable income.

7. SURRENDER VALUE

You do not have access to your money and cannot surrender any of your contract unless you select either the Certain Only payment option or Life with Emergency Cash SM payment option. No other payment option allows surrenders. If you elect the Certain Only payment option you may surrender the present value of the remaining payments. If you select the Life with Emergency Cash SM payment option, we will provide you with a Life with Emergency Cash SM benefit schedule that will allow you to determine how much is available to surrender.

Surrenders may have adverse tax consequences. You should consult with your tax advisor before requesting a surrender.

8. PERFORMANCE

The amount of your variable annuity payments will vary up or down depending upon the investment performance of the subaccounts you choose. We provide historical, or past, performance information for the portfolios (adjusted to reflect the separate account charge) in Appendix A and in the Statement of Additional Information. This data is not intended to indicate future performance.

9. DEATH BENEFIT

Some payment options provide a death benefit in the event the annuitant dies after annuity payments begin or if an owner or annuitant dies before annuity payments begin.

10. OTHER INFORMATION

This section of the prospectus contains information on:

 .  PFL Life Insurance Company
 .  The Separate Account
 .  Voting Rights
 .  Distributor of the Contracts
 .  Non-participating Contracts
 .  Variations of Contract Provisions
 .  Year 2000 Matters
 .  IMSA
 .  Delay of Payments
 .  Legal Proceedings
 .  Financial Statements

Inquiries

If you need more information, please contact us at:

  Administrative and Service Office
  Financial Markets Division
  Variable Annuity Department
  PFL Life Insurance Company
  4333 Edgewood Road N.E.
  P.O. Box 3183
  Cedar Rapids, IA 52406-3183
  (800) 525-6205

--------------------------------------------------------------------------------
                                 EXPENSE TABLE
--------------------------------------------------------------------------------

                      Contract Owner Transaction Expenses
--------------------------------------------------------------------------------
Sales Load charged to premium.............................................. None
Annual Contract Administration Charge...................................... None
Transfer Fee (for first six transfers in any
  contract year)(/1/)...................................................... None
Maximum Surrender Charge (as a % of
  premium payments surrendered):
Life with Emergency CashSM payment option...................................  4%
Other Life Contingent payment options....................................... N/A
Certain Only payment option................................................. 8%*

                       Separate Account Annual Expenses
                    (as a percentage of average net assets)
--------------------------------------------------------------------------------
Separate Account Charge:
Mortality and Expense Risk Charge........................................  1.20%
(This charge is 1.00% if you allocate
  $50,000 or more to variable annuity payments)
Administration Charge....................................................  0.15%
                                                                           -----
Total....................................................................  1.35%

--------------------------------------------------------------------------------

                         Portfolio Annual Expenses(/2/)
    (as a percentage of average net assets and after expense reimbursements)
--------------------------------------------------------------------------------

                                                                Total Portfolio
  Portfolio                      Management Fees Other Expenses Annual Expenses
-------------------------------------------------------------------------------
  Bond Portfolio(/3/)(/4/).....       0.47%           0.28%          0.75%
  Government Bond
   Portfolio(/3/)..............       0.42%           0.33%          0.75%
  Balanced Portfolio...........       0.70%           0.30%          1.00%
  Large Cap Growth Portfolio...       0.65%           0.28%          0.93%
  Equity Index Portfolio(/3/)..       0.00%           0.55%          0.55%
  Diversified Equity
   Portfolio(/3/)(/4/).........       0.70%           0.25%          0.95%
  Mid Cap Growth Portfolio.....       0.65%           0.32%          0.97%
  Diversified Mid Cap
   Portfolio(/3/)(/4/).........       0.73%           0.22%          0.95%
  Mid Cap Value
   Portfolio(/3/)(/4/).........       0.71%           0.24%          0.95%

(*) The amount of this charge is equal to the difference in the present value of the remaining payments discounted using a rate in excess of the AIR and discounted using the AIR. This charge will vary from 0% to 8% of the premium payment.

(/1/)There is currently no charge for any transfers, although PFL reserves the right to charge $15 for each transfer in excess of six per year.

(/2/)The fee table information relating to the portfolios is for 1998 and was provided to PFL by Nationwide Advisory Services, Inc., the administrator for One Group Investment Trust, and PFL has not independently verified such information. Future expenses may be higher or lower than these 1998 expenses.

(/3/)In the absence of management fee waiver, management fees, other expenses, and total portfolio annual expenses, respectively, would be: Bond Portfolio 0.60%, 0.28% and 0.88%; Government Bond Portfolio 0.45%, 0.33% and 0.78%;
     Equity Index Portfolio 0.30%, 0.83% and 1.13%; Diversified Equity Portfolio 0.74%, 0.25% and 0.99%; Diversified Mid Cap Portfolio 0.74%, 0.22% and 0.96%; Mid Cap Value Portfolio 0.74%, 0.24% and 0.98%.

(/4/)Expenses shown are based on estimated expenses for the current fiscal year.

EXAMPLES

The following examples indicate the expenses you would pay in various situations, based on actual or estimated portfolio expenses for 1998, and the following assumptions:

 .  a $1,000 investment (and, therefore, a 1.35% separate account charge);

 .  a 5.0% annual return on assets;

 .  monthly payments;

 . a 3.5% AIR (the expenses using a 5.0% AIR will be no greater than with the 3.5% AIR);

 .  there are no premium taxes;

 .  there are no transfers;

 .  the entire premium is allocated to each subaccount; and

 .  the annuitant is a 65 year old male.

(Any different assumption(s) would result in different expenses.)



                                                      Single Life Annuity
                  30 Year Certain Only Annuity       with Emergency CashSM
                       --------------------------------------------------------
                 The contract is The contract is The contract is  The contract
                 not surrendered   surrendered   not surrendered is surrendered
                       --------------------------------------------------------
  Subaccounts    1 Year  3 Years 1 Year  3 Years 1 Year  3 Years 1 Year 3 Years
-------------------------------------------------------------------------------
  Bond
   Portfolio...  $ 20.56 $ 60.11 $100.56 $140.11 $ 20.30 $ 58.32 $60.30 $ 98.32
-------------------------------------------------------------------------------
  Government
   Bond
   Portfolio...  $ 20.56 $ 60.11 $100.56 $140.11 $ 20.30 $ 58.32 $60.30 $ 98.32
-------------------------------------------------------------------------------
  Balanced
   Portfolio...  $ 22.96 $ 66.95 $102.96 $146.95 $ 22.67 $ 64.97 $62.67 $104.97
-------------------------------------------------------------------------------
  Large Cap
   Growth
   Portfolio...  $ 22.29 $ 65.04 $102.29 $145.04 $ 22.01 $ 63.11 $62.01 $103.11
-------------------------------------------------------------------------------
  Equity Index
   Portfolio...  $ 18.64 $ 54.58 $ 98.64 $134.58 $ 18.40 $ 52.96 $58.40 $ 92.96
-------------------------------------------------------------------------------
  Diversified
   Equity
   Portfolio...  $ 22.48 $ 65.59 $102.48 $145.59 $ 22.20 $ 63.65 $62.20 $103.65
-------------------------------------------------------------------------------
  Mid Cap
   Growth
   Portfolio...  $ 22.67 $ 66.13 $102.67 $146.13 $ 22.39 $ 64.18 $62.39 $104.18
-------------------------------------------------------------------------------
  Diversified
   Mid Cap
   Portfolio...  $ 22.48 $ 65.59 $102.48 $145.59 $ 22.20 $ 63.65 $62.20 $103.65
-------------------------------------------------------------------------------
  Mid Cap Value
   Portfolio...  $ 22.48 $ 65.59 $102.48 $145.59 $ 22.20 $ 63.65 $62.20 $103.65


The above tables will assist you in understanding the costs and expenses of the contract and the underlying funds that you will bear, directly or indirectly. The expense table assumes that your entire premium is allocated to the separate account; therefore, it reflects expenses of the separate account as well as the underlying portfolios.

The tables do not reflect any deductions for taxes. Any applicable premium taxes are deducted from the premium when you buy the contract.

The examples are not a representation of past or future expenses. Actual expenses may be more or less than those shown.

Financial Information. The subaccounts had not commenced operations as of December 31, 1998, therefore there is no condensed financial information to report as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes The One Income Annuity. This is a single premium immediate annuity contract offered by PFL Life Insurance Company.

An annuity is a contract between you, the owner, and an insurance company (in this case PFL), where the insurance company promises to pay you an income in the form of annuity payments. You choose the frequency of these payments and the first payment date.

You can use the contract to provide periodic payments over your lifetime or some other specific period of time you select.

The contract is "fixed and variable" because you can allocate your premium between fixed and variable annuity payments. The amount of the fixed annuity payments will not vary and are guaranteed by PFL. The amount of the variable annuity payments will vary depending on the investment performance of your investment choices.

It is a "single premium" contract because you purchase it with a single premium. You cannot pay additional premiums.

The contract is an "immediate" contract because the annuity payments must generally begin within 30 days.

2. ANNUITY PAYMENTS

Annuity Payment Dates

We provide annuity payments to the payee on each payment date. You select either a monthly or quarterly payment frequency when you purchase the contract. Payments will generally be made by electronic funds transfer. Semi-annual or annual payment frequencies and other disbursement options may be available, if we approve. The first payment date is typically 30 days after the contract issue date. All subsequent payment dates will generally be on the same day of the month as the first payment date.

Payments Under the Contract

We usually make payments within seven days of the payment date or receipt of all applicable written notices and/or proofs of death.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. Uncashed variable annuity payments will not participate in the performance of the portfolios. The payee is responsible for keeping us informed of their current address of record.

Fixed, Variable or Combination Payments

You allocate your premium between fixed and variable payments under a payment option when you buy the contract. You may choose all fixed, all variable or a combination of fixed and variable annuity payments.

Any portion of your premium allocated to a fixed payment option will always remain allocated to fixed annuity payments. However, you may transfer from variable annuity payments to fixed annuity payments at any time.

If you choose a combination of fixed and variable annuity payments, a portion of your annuity payments will be fixed and a portion will vary according to the investment experience of the portfolios underlying the subaccounts. We will guarantee the dollar amount of any fixed portion of each annuity payment; however, the amount of the variable annuity payments will depend upon the investment experience of the portfolios underlying the subaccounts and is not guaranteed.

Under certain joint and survivor payment options, the annuity payments decrease upon the death of the annuitant or secondary annuitant (as described for payment options 5, 6, 8, and 9) whether they are fixed or variable.

Assumed Investment Return (AIR)

The assumed investment return you choose is used in the calculation of variable annuity payments.

IF:
 .  the performance of the applicable subaccounts after all expenses is equal to the AIR on a modal basis;
THEN:
 .  the variable annuity payments will remain constant.

                                     * * *

IF:
 .  the performance of the subaccounts after all expenses exceeds the AIR on a modal basis;
THEN:
 .  the variable annuity payments will increase.

                                     * * *

IF:
 .  the performance of the subaccounts after all expenses is less than the AIR on a modal basis;
THEN:
 .  the variable annuity payments will decrease.

                                     * * *

A "modal basis" refers to the frequency of payments. For example, for monthly payments to increase, the performance of the subaccounts must exceed the monthly equivalent AIR; for quarterly payments to increase, the performance of the subaccounts must exceed the quarterly equivalent AIR.

You choose either a 3.5% AIR or a 5% AIR.

IF:
 .  you choose a 5% AIR instead of a 3.5% AIR;
THEN:
 . you will receive a higher initial payment; and . payments will increase less during periods of good investment performance
   (i.e., when investment performance exceeds the AIR) and decrease more during periods of poor investment performance (i.e., when investment performance is below the AIR).

                                     * * *

IF:
 .  you choose a 3.5% AIR instead of a 5% AIR;
THEN:
 . you will receive a lower initial payment; and . payments will increase more during periods of good investment performance
   (i.e., when investment performance exceeds the AIR) and decrease less during periods of poor investment performance (i.e., when investment performance is below the AIR).

See Appendix C for an illustration of the difference in the two AIRs.

Payment Options

You select the payment option and the number of guaranteed years, if any. You cannot change the payment option and guarantee period after we issue the contract. Please note that generally you can only select one payment option. We currently offer the options described below.

The amount of variable annuity payments will depend on the investment performance of the portfolio(s) you select. The number of annuity payments may depend on how long the annuitant or a secondary annuitant, if any, lives. Therefore, the sum of annuity payments may be less than the premium (except for options 1 and 10).

1. Certain Only Annuity. This option provides annuity payments for a guaranteed period (10-30 years). You choose the guaranteed period. If the annuitant dies prior to the last guaranteed payment date, we will either:
 . continue payments as they become due; or . pay the present value of the remaining guaranteed payments in a lump sum to the beneficiary when we receive due proof of the annuitant's death.

No additional payments will be made under this option after all the guaranteed payments have been made.

If the lump sum death benefit is chosen and the payments under this option are variable, the present value of the remaining guaranteed payments is calculated as of the date we receive written notice of the annuitant's death, using the AIR you chose when the contract was issued. If the payments under this option are fixed, the present value of the remaining guaranteed payments is calculated using interest rates (determined by PFL) in effect on the date we receive due proof of death.

Under this option, you, as the owner, can make full or partial surrenders from the contract prior to the last guaranteed payment date. We may require the amount of a partial surrender to be at least $2500. If the remaining surrender value, after you request a partial surrender, would be less than $25,000, then we reserve the right to require a full surrender. A partial surrender will reduce all future payments.

See "SURRENDER VALUE."

You should consult a tax advisor before requesting a full or partial surrender.

2. Single Life Annuity. This option provides annuity payments for the annuitant's lifetime, no matter how long that may be. The final payment will be the payment made immediately prior to the death of the annuitant. No additional payments will be made after the annuitant dies.

This option offers you the highest level of annuity payments, due to the risk that only one annuity payment will be made if the annuitant dies before the second payment date.

No surrenders are permitted under this option.

3. Single Life Annuity with Period Certain. This option provides annuity payments for a guaranteed period (5 to 30 years) or for the life of the annuitant, whichever is later. The final annuity payment will be the later of either the last guaranteed payment or the scheduled annuity payment immediately prior to the annuitant's death. If the annuitant dies prior to the last guaranteed payment date, we will make payments to the beneficiary when we receive due proof of the annuitant's death. No additional payments will be made if the annuitant dies after all guaranteed payments have been made.

No surrenders are permitted under this option.

4. 100% Joint and Survivor Life Annuity. This option provides annuity payments for the annuitant and the secondary annuitant's lifetimes. After the death of either the annuitant or the secondary annuitant, we will continue to provide the full amount of annuity payments to the survivor. Annuity payments stop when both the annuitant and the secondary annuitant die.

No surrenders are permitted under this option.

5. Joint and Survivor Life Annuity with Reduced Annuity Payments to the Secondary Annuitant. This option is similar to option 4 above, except that annuity payments are higher while both the annuitant and the secondary annuitant are living, and then are lower if the annuitant dies before the secondary annuitant. The final annuity payment will be the one made immediately before the last surviving annuitant's death. No additional annuity payments will be made after the death of both annuitants.

If the annuitant dies before the secondary annuitant, the amount of the fixed annuity payments will be reduced to the percent you select: either 50%, 66.67% or 75%. For variable annuity payments, the number of variable annuity units will also be reduced to 50%, 66.67% or 75%.

If the secondary annuitant dies before the annuitant, we will continue to make annuity payments as they are due, and the amount of the annuity payments will not go down due to the death.

No surrenders are permitted under this option.

6. Joint and Last Survivor Life Annuity. This option provides annuity payments for the annuitant's and secondary annuitant's lifetimes. Payments are higher while both annuitants are living and decrease upon the death of either the annuitant or the secondary annuitant. The final annuity payment will be the one made immediately before the death of the last surviving annuitant. No additional annuity payments will be made after the death of both annuitants.

Upon the first death, the amount of the fixed annuity payments will be reduced to a percent you select: either 50%, 66.67% or 75%. For variable annuity payments, the number of variable annuity units will also be reduced to 50%, 66.67% or 75%.

No surrenders are permitted under this option.

7. 100% Joint and Survivor Life Annuity with Period Certain. This option provides annuity payments for a guaranteed period (5-30 years) or for the annuitant's and secondary annuitant's lifetimes, whichever is later. The final annuity payment will be the later of the last guaranteed payment or the annuity payment made immediately prior to the last surviving annuitant's death. No additional payments will be made if both annuitants die after all guaranteed payments have been made.

If both annuitants die prior to the last guaranteed payment date, we will continue to make guaranteed payments to the beneficiary as they become due for the remainder of the guaranteed period.

No surrenders are permitted under this option.

8. Joint and Survivor Life Annuity with Period Certain and Reduced Annuity Payments to the Secondary Annuitant. This option is similar to option 7 above, except that annuity payments are higher while both the annuitant and the secondary annuitant are living, and then are lower if the annuitant dies before the secondary annuitant and after the guaranteed period. The final annuity payment will be the later of the last guaranteed payment or the annuity payment made immediately prior to the last surviving annuitant's death. No additional payments will be made if both annuitants die after all guaranteed annuity payments have been made.

If the annuitant dies before the secondary annuitant and after the guaranteed period, the amount of the fixed annuity payments will be reduced to the percent you select: either 50%, 66.67% or 75%. For variable annuity payments, the number of variable annuity units will also be reduced to 50%, 66.67% or 75%.

If the secondary annuitant dies before the annuitant, we will continue to make annuity payments as they are due, and the amount of the annuity payments will not go down due to the death.

No surrenders are permitted under this option.

9. Joint and Last Survivor Life Annuity with Period Certain. This option provides annuity payments for a guaranteed period (5-30 years) or for the annuitant's and secondary annuitant's lifetimes, whichever is later. Payments are higher while both annuitants are living and decrease after the guarantee period upon the death of either the annuitant or the secondary annuitant. The final annuity payment will be the later of the last guaranteed payment or the annuity payment made immediately prior to the last surviving annuitant's death. No additional annuity payments will be made after the death of both annuitants.

Upon the first death after the guaranteed period (or the end of the guaranteed period if the first death occurred prior thereto), the amount of the fixed annuity payments will be reduced to a percent you select: either 50%, 66.67% or 75%. For variable annuity payments, the number of variable annuity units will also be reduced to 50%, 66.67% or 75%.

No surrenders are permitted under this option.

10. Life Annuity with Premium Refund Payment. This option provides annuity payments for the annuitant's lifetime. The final annuity payment will be either the payment made immediately prior to the annuitant's death or the premium refund benefit.

We will pay the premium refund benefit to the beneficiary if, at the date of the annuitant's death, the sum of all the annuity payments made is less than the premium. The premium refund benefit will be the premium less the sum of the previously distributed variable and fixed annuity payments.

No surrenders are permitted under this option.

11. Single Life Annuity with Emergency Cash SM. This option provides annuity payments for the annuitant's lifetime. You can only receive variable payments under this option. With the Life with Emergency Cash SM feature, you are able to surrender all or a portion of the Life with Emergency Cash SM benefit. The Life with Emergency Cash SM benefit will continue through age 100 of the annuitant.

The amount you surrender must be at least 25% of the Life with Emergency
Cash SM benefit. We will provide you with a Life with Emergency Cash SM benefit schedule as a rider to the contract that will assist you in determining the amount you have available to surrender. A partial surrender will reduce all future payments.

See "SURRENDER VALUE."

You should consult a tax advisor before requesting a full or partial surrender.

The Life with Emergency Cash SM benefit is also a death benefit that is paid upon the death of the annuitant.

For qualified contracts the death benefit ceases at the date the annuitant reaches the IRS age limitation (determined at the contract issue date).

12. Joint and Survivor Life Annuity with Emergency Cash SM. This option provides annuity payments to the annuitant and the secondary annuitant while both are living. You can only receive variable payments under this option. After the death of either the annuitant or the secondary annuitant, we will continue to provide the full amount of annuity payments to the survivor. With the Life with Emergency Cash SM feature, you are able to surrender all or a portion of the Life with Emergency Cash SM benefit. The Life with Emergency Cash SM benefit will continue through age 100 of the younger of the annuitant and the secondary annuitant.

The amount you surrender must be at least 25% of the Life with Emergency
Cash SM benefit. We will provide you with a Life with Emergency Cash SM benefit schedule as a rider to the contract that will assist you in determining the amount you have available to surrender. A partial surrender will reduce all future payments.

See "SURRENDER VALUE."

You should consult a tax advisor before requesting a full or partial surrender.

The Life with Emergency Cash SM benefit is also a death benefit that is paid upon the death of the last annuitant. We will provide a Life with Emergency Cash SM benefit schedule as a rider to the contract.

For qualified contracts the death benefit ceases at the date of the IRS joint age limitation (determined at the contract issue date.)

Other payment options may be made available.

PLEASE NOTE CAREFULLY THAT IF:
 .  you choose a Single Life Annuity, 100% Joint and Survivor Life Annuity,
   Joint and Survivor Life Annuity with Reduced Annuity Payments to the Secondary Annuitant, or Joint and Last Survivor Annuity; and
 .  the annuitant(s) dies before the due date of the second annuity payment;
THEN:
 .  we may make only the one payment.

Please also note that the federal income tax laws may limit your payment options where the contract is used as a qualified contract.

3. PURCHASE

Contract Issue Requirements

PFL will issue a contract only IF:
 . PFL receives all information needed to issue the contract; and . PFL receives your entire premium payment.

Premium Payment

The minimum premium for a contract is $25,000. Amounts less than $25,000 may be accepted with approval from our home office. You cannot make additional premium payments.

You will allocate the premium to variable, fixed, or to a combination of variable and fixed payment options. We apply your premium to the contract within two business days after receipt (at the Administrative and Service Office) of the later of the premium and a properly completed order form.

If the order form is incomplete, we will request the necessary information. If the information is not provided within five days, we will return the premium unless we obtain your specific consent to let us keep it until the order form is completed.

The date we credit the premium and issue the contract is called the contract issue date. On the contract issue date, we allocate the premium (net of any premium tax deduction) as you specify in the order form.

You should make checks for premium payments payable only to PFL Life Insurance Company and send them to the Administrative and Service Office. Your check must be honored in order for us to pay any associated payments and benefits due under the contract.

Allocation of Premium Payment

We will invest the amount of your premium that you allocate to the subaccounts of the separate account in the designated subaccount(s) on the contract issue date. You must allocate percentages that are whole numbers, not fractions. Your allocations must equal 100%.

Variable Annuity Units

Any portion of your premium allocated to the subaccounts will be used to purchase variable annuity units. We will determine the number of variable annuity units based upon:
 . the premium reduced by any premium taxes, . the annuitant's age and sex (and the age and sex of the secondary annuitant, if any),
 .  the payment option you choose,
 . the frequency of payments you choose, . the AIR you choose,
 .  the first payment date, and

 .  the variable annuity unit value of the subaccount(s) you initially select.

The number of variable annuity units allocated to each subaccount will not change unless you transfer among the subaccounts, transfer from variable to fixed annuity payments or receive cash through a surrender (if allowed). However, if you choose a joint and survivor payment option and benefits are reduced due to the death of one of the annuitants, the number of variable annuity units will be reduced at that time.

We calculate the amount of your variable annuity payment on the variable annuity payment calculation date by taking the number of variable annuity units in each subaccount and multiplying them by the variable annuity unit value of each subaccount. This calculation is performed for each subaccount, and the sum of the subaccount calculations will equal the amount of your variable annuity payment.

The variable annuity unit value in a particular subaccount on any valuation day is equal to:
 .  the variable annuity unit value for that subaccount on the immediately preceding valuation day; multiplied by
 .  the net investment factor for that subaccount for the valuation period;
   multiplied by
 .  the daily factor for the valuation period.

The daily factor for the valuation period (the period of time beginning at the close of business each valuation day and ending at the close of business on the next valuation day) is a discount factor that reflects the AIR. Please refer to the Statement of Additional Information.

The net investment factor used to calculate the variable annuity unit value for each subaccount for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a) is the net result of:
  . the net asset value of a portfolio share held in that subaccount determined as of the end of the current valuation period, plus

  . the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period, plus or minus
  . a per share credit or charge for any taxes reserved for, which we determine to have resulted from the investment operation of the subaccount.

(b) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period; and

(c) is an amount representing the separate account charge (shown in the contract specifications section of the contract).

4. INVESTMENT CHOICES

The Separate Account

The separate account currently consists of nine subaccounts.

The Underlying Portfolios. The subaccounts invest in shares of the nine portfolios of the One Group Investment Trust. Banc One Investment Advisors Corporation, an indirect subsidiary of Bank One Corporation, provides investment advice for all of the underlying portfolios offered through this contract. The following subaccounts are currently offered:

  One Group(R) Investment Trust
   Bond Portfolio
  One Group(R) Investment Trust
   Government Bond Portfolio
  One Group(R) Investment Trust
   Balanced Portfolio
  One Group(R) Investment Trust
   Large Cap Growth Portfolio
  One Group(R) Investment Trust
   Equity Index Portfolio

  One Group(R) Investment Trust
   Diversified Equity Portfolio
  One Group(R) Investment Trust
   Mid Cap Growth Portfolio
  One Group(R) Investment Trust
   Diversified Mid Cap Portfolio
  One Group(R) Investment Trust
   Mid Cap Value Portfolio

The general public may not purchase these underlying portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to those of the underlying portfolios.

Detailed information about the underlying portfolios may be found in the current prospectus for the One Group Investment Trust. This includes a description of each portfolio's investment objectives, policies, and strategies. This prospectus is attached to this prospectus. You should read the prospectus for the One Group Investment Trust carefully before you invest.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment advisor or manager. The investment results of the portfolios, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment advisor or manager.

Investment allocation models are offered in connection with this product at no charge. The models may or may not achieve any desired goals or protect against a loss. See the Statement of Additional Information for further information about the models.

See Appendix B for Additional Fund Information.

Transfers

You may transfer all or a part of the value of variable annuity payments to fixed annuity payments by telephoning us or providing us with a notice you have signed or an electronic notice that gives us the facts that we need. If you transfer from variable annuity payments to fixed annuity payments, the fixed annuity payments will be a continuation of the payment option under which the variable annuity payments were being made, or a continuation of the fixed payment option that may already exist.

For example, if you received variable annuity payments for two years under a 10 Year Certain and Life Option and elect to transfer to fixed annuity payments, your payment option would be an 8 Year Certain and Life Option. If your variable payment option is Life with Emergency Cash SM, the fixed payment option will be Life only, Life with Premium Refund or Life with Period Certain. The period certain cannot be greater than the annuitant's remaining life expectancy determined at the contract issue date. (Life with Emergency Cash SM is only available with variable annuity payments.)

Transfers from variable to fixed annuity payments may have tax consequences. You should consult a tax advisor before making a transfer from variable to fixed annuity payments.

You may not transfer from fixed to variable annuity payments.

Transfers are made using the variable annuity unit values for the end of the day when we receive your request (that is, at the end of the valuation period during which we receive your request).

You may transfer amounts among subaccounts by telephoning us or by providing us with a notice you have signed or an electronic notice that gives us the facts that we need.

We reserve the right to impose transfer charges.

The percent of the allocation in each subaccount will change over time with its investment performance. You should periodically review the allocations in light of market conditions and financial objectives.

5. EXPENSES

The following are all the charges made under the contract.

Separate Account Charge

A daily charge is deducted from the assets of each subaccount for our assumption of mortality and expense risks, and our administration expenses. If the amount you allocate to variable annuity payments is less than $50,000, a daily mortality and expense risk charge will be deducted at an effective annual rate of 1.20%; otherwise, the mortality and expense risk charge will be 1.00%.

An administration expense charge will also be deducted daily from the assets of each subaccount at an effective annual rate of 0.15%. We guarantee that the mortality and expense risk and administrative charges will never increase.

The mortality risk arises from our obligation to provide annuity income for your life (and the life of the secondary annuitant, if any) no matter how long that might be. The expense risk results from our obligation to cover the cost of issuing and administering the contracts, no matter how long we may incur such cost or how large that cost may be. The administration expense charge is for the costs of administering the contracts. We may earn a profit from the separate account charge (and expect to do so). Any profit can be used for distribution expenses or for any other purpose.

Expenses of the Portfolios

The portfolios are charged management fees and incur operating expenses. The effect of these fees and expenses is reflected in the performance of the portfolios underlying the subaccounts, and therefore affects the variable annuity unit value.

Premium Taxes

Some states charge a premium tax based on the amount of your premium. State premium taxes currently range from 0% to 3.5%. In addition, some counties, cities or towns may charge additional premium taxes. If you live in a place that has premium taxes, any amount needed to provide for the applicable premium taxes is deducted from your premium. We allocate the remainder of your premium to the subaccounts and/or to the purchase of fixed annuity payments.

Other Taxes

We reserve the right to charge for certain taxes (other than premium taxes) that may be incurred due to the contracts or the separate account. Currently, we do not charge for any other taxes.

Surrender Charge

If you select a Certain Only payment option, you may surrender all or a portion of your contract. For variable annuity payments, calculating the present value of remaining future payments using a discount rate in excess of the AIR can be viewed as including a surrender charge. The amount of this "charge" will vary depending on a number of factors, including:

 . the variable annuity unit values and the number of variable annuity units credited to each of the selected subaccounts at the time of surrender;

 .  the number of payments remaining; and

 .  the discount rate.

The maximum discount rate we will use is AIR + 1, and the maximum "charge" will be 8% of the premium payment. If the Life with Emergency Cash SM payment option is selected, the surrender value calculated using the Emergency Cash SM benefit schedule in your contract rider includes up to a 4% charge upon surrender.

For a discussion of surrender value, see "SURRENDER VALUE".

Transfer Fee

There is currently no charge for transfers. We reserve the right to charge $15 for each transfer over six per contract year (all transfers made simultaneously will be treated as a single request).

6. TAXES

NOTE: PFL has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. PFL has included an additional discussion regarding taxes in the Statement of Additional Information.

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity policy until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of policy--qualified or nonqualified (discussed below).

You will not be taxed on increases in the value of your policy until a distribution occurs--either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following plans:
 . Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
 . Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.
 . Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.
 . Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Withdrawals--Nonqualified Policies

If you make a withdrawal from your policy before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your premium payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. (The excess interest adjustment resulting from the withdrawal may affect the amount on which you are taxed.) Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:
 .  paid on or after the taxpayer reaches age 59 1/2;
 .  paid after the taxpayer dies;
 . paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

 .  paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 .  paid under an immediate annuity; or
 .  which come from premium payments made prior to August 14, 1982.

All deferred non-qualified annuity policies that are issued by PFL (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Withdrawals--Qualified Policies

The above information describing the taxation of nonqualified policies does not apply to qualified policies. There are special rules that govern with respect to qualified policies. Generally, these rules restrict:
 . the amount that can be contributed to the policy during any year; and . the time when amounts can be paid from the policies.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain rule. The terms of the plan may limit the rights otherwise available to you under the policies.

We have provided more information in the Statement of Additional Information.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any retirement plan.

Withdrawals--403(b) Policies

The Internal Revenue Code limits the withdrawal of premium payments from certain 403(b) policies. Withdrawals can generally only be made when an owner:
 .  reaches age 59 1/2;
 .  leaves his/her job;
 .  dies;
 . becomes disabled (as that term is defined in the Internal Revenue Code); or . in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium payments and not any earnings.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity policy. The policy must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity policy. These diversification and distribution requirements are discussed in the Statement of Additional Information. PFL may modify the policy to attempt to maintain favorable tax treatment.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:
 .  if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 . if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:
 . Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
 . Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser in respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes in uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

7. SURRENDER VALUE

Surrenders

You may not surrender any portion of a contract unless either the Certain Only or Life with Emergency Cash SM payment option is selected. No other payment option allows surrenders. If you elect a Certain Only payment option the surrender value is the present value of the remaining payments. If you select the Life with Emergency Cash SM payment option, we will provide you with a Life with Emergency Cash SM benefit schedule that will allow you to determine how much is available to surrender.

We may require the amount of a partial surrender from a Certain Only payment option to be at least $2500. If the remaining surrender value in a Certain Only payment option, after you request a partial surrender, would be less than $25,000, then we reserve the right to require a full surrender.

A surrender from a Life with Emergency Cash SM payment option must be at least 25% of the full surrender value.

A partial surrender will reduce all future payments. Surrenders may have adverse tax consequences.

You should consult with your tax advisor before requesting a full or partial surrender.

Surrender Value

In the cases when the contract can be surrendered (i.e., Certain Only or Life with Emergency Cash SM options) the determination of a surrender value depends on specific individual circumstances such as the annuitant's age and sex, the number of annuitants, the amount of the current payment (when the surrender is requested), and the number of payments already made.

If you select a Certain Only payment option with fixed and/or variable annuity payments you may surrender all or a portion of your contract. For fixed annuity payments the surrender value is 98% of the present value of the remaining payments (using PFL's declared interest rates in effect at the time of the surrender). For variable annuity payments, the surrender value is the present value of future payments (which are assumed to be equal to the total of the variable annuity unit values times the number of variable annuity units credited to each of the selected subaccounts on the business day we receive the surrender request) discounted at an interest rate no greater than 4.5% (if you have a 3.5% AIR) or no greater than 6% (if you have a 5% AIR).

If the Life with Emergency Cash SM option is selected, please refer to the Emergency Cash SM benefit schedule in your contract rider for the information you need to determine your surrender value.

8. PERFORMANCE

Performance information for the subaccounts may appear in reports and advertising. The performance information is based on adjusted historical investment experience of the subaccounts and the underlying portfolios and does not indicate or represent future performance.

Total returns of the subaccounts may be advertised. Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the separate account of all distributions and the deduction of applicable annuity charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in a subaccount's returns, you should recognize that they are not the same as actual year-by-year results.

Some subaccounts may also advertise yield. These measures reflect the income generated by an investment in the subaccount over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9. DEATH BENEFIT

If the owner dies before the first annuity payment, the premium (plus or minus investment performance) will be paid as a death benefit. More information on how we pay it is in the Statement of Additional Information.

If an owner, who may or may not also be an annuitant, dies on or after the annuity starting date, we will pay the remaining portion of the annuity payments due under the contract, if any, in the same manner and frequency (at least as rapidly) as under the method of distribution used before such owner's death.

If the deceased owner's surviving spouse is the sole successor owner, then on such owner's death such surviving spouse may elect to become the sole owner under the contract and to continue the contract as his or her own.

If a non-natural person is named as an owner, then the primary annuitant, as defined in the Code, shall be treated as an owner solely for the purposes of the distribution at death rules. The entire interest in the contract must be distributed upon the annuitant's death, if the annuitant dies prior to the first payment date.

If the deceased owner was also the annuitant, then the beneficiary is entitled to the proceeds described above in this section (unless the deceased owner's surviving spouse is the sole successor owner). If no person is named as the beneficiary, the owner's estate shall be deemed the beneficiary.

Note carefully. In instances where the owner's estate is deemed to be the successor owner or beneficiary, it may be necessary to open a probate estate in order to exercise ownership rights to, or receive death proceeds from, the contract. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless we have received written notice of the trust as a successor owner or beneficiary prior to the owner's death, that trust may not exercise ownership rights to, or receive death proceeds from, the contract.

In all events, distributions upon the death of an owner will comply with section 72(s) of the Code.

10. OTHER INFORMATION

PFL Life Insurance Company

PFL Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It sells life and health insurance and annuity contracts. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. PFL is licensed in the District of Columbia, Guam, and in all states except New York.

All obligations arising under the contracts, including the promise to make annuity payments, are general corporate obligations of PFL.

The Separate Account

PFL established a separate account, called the PFL Retirement Builder Variable Annuity Account, under the laws of the State of Iowa on March 29, 1996. The separate account receives and currently invests the premium payments under the contracts that are allocated to it for investment only in shares of One Group Investment Trust. Detailed information about the One Group Investment Trust portfolios is contained in the prospectus that is attached to this prospectus. You should read the prospectus for each of the underlying portfolios of the One Group Investment Trust before you invest.

The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or PFL. The obligations to pay the benefits due under the contract are PFL's responsibility.

The assets of the separate account are held in PFL's name on behalf of the separate account and belong to PFL. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business PFL may conduct.

Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains other information regarding the separate account.

Voting Rights

PFL will vote all shares of the underlying portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Contracts

AFSG Securities Corporation is the principal underwriter of the contracts. Like PFL, it is an indirect wholly-owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG Securities Corporation is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.
(NASD). It was incorporated in Pennsylvania in 1986.

Commissions of up to 6% of premium payments will be paid to broker/dealers who sell the contracts under agreements with AFSG Securities Corporation. These commissions are not deducted from premium payments. In addition, certain production, persistency and managerial bonuses may be paid. PFL may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the contracts.

Non-participating Contract

The contract does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the contract.

Variations in Contract Provisions

Certain provisions of the contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your contract for variations since any such state variations will be included in your contract or in riders or endorsements attached to your contract.

Year 2000 Matters

We have in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of the date of this prospectus, all of our mission-critical systems are Year 2000 compliant and ready. The Year 2000 Project Plan is continuing as scheduled, as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, PFL has undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 date change.

As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

Our actions under The Year 2000 Project Plan are intended to significantly reduce PFL's risk of a material business interruption based on the Year 2000 issues. Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). In spite of its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control.

This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. (S) 1 (1998).

See the prospectus for the One Group Investment Trust for information on its preparation for Year 2000.

IMSA

PFL is a member of the Insurance Marketplace Standards Association (IMSA). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member, we may use the IMSA logo and language in advertisements.

Delay of Payments

PFL may be permitted to delay any payments from the separate account if:
 .  the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted; or . an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
 .  the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from and within the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer fixed annuity payments for up to six months.

If a check has been submitted as the premium, we have the right to defer any payments until the check has been honored.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the account are subject. PFL, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account or PFL.

Financial Statements

The statutory-basis financial statements of PFL are in the Statement of Additional Information. The subaccounts began operations in 1999, and do not yet have any financial history.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms
The Contract-General Provisions
Federal Tax Matters
Investment Experience
State Regulation of PFL
Administration
Records and Reports
Distribution of the Contracts
Other Products
Custody of Assets
Historical Performance Data
Legal Matters
Independent Auditors
Other Information
Financial Statements

                                   APPENDIX A

                          HISTORICAL PERFORMANCE DATA

The following graphs show how your annuity payments can fluctuate based on past investment performance (net of all charges) of the portfolios through December 31, 1998. The information presented is for periods prior to the inception date of the subaccounts. PFL did not sell the contracts prior to the date of this prospectus, and therefore, the graphs illustrate what annuity payments might have been under a contract had one existed during the years shown.

The graphs are based on the adjusted historical performance of the portfolios, which means that the 1.35% separate account charge and the actual net expenses of each portfolio for the year ended December 31, 1998, are reflected in the graph for each portfolio. The graphs do not reflect any premium tax charge.

Each graph shows the effect that the portfolio's investment performance would have had on the value of an annuity unit and, thus, the value of an annuity payment if a contract with an AIR of 3.5%, providing an initial monthly annuity payment of $500.00, was purchased on the date the portfolio commenced operations. Each graph assumes that the entire premium of the hypothetical contract was allocated to the subaccount being illustrated. Annuity payments increase for a given month if the performance of the portfolio underlying the subaccounts, net of all charges, for that month is higher than the AIR, and decreases for a given month if the performance of the portfolio underlying the subaccounts, net of all charges, for that month is lower than the AIR. The premium necessary for an initial monthly annuity payment of $500.00 will vary depending on the age and sex of the annuitant (and secondary annuitant, if any), the payment option and the first annuity payment date. For example, suppose that a 65 year old male who lives in a state that does not charge a premium tax wishes to purchase $500.00 of an initial monthly variable annuity payment beginning on the contract issue date with a life only payment option. If there is no secondary annuitant, no guarantee period and he chooses a 3.5% AIR, the premium needed would be $86,784. If the purchaser were female, the premium necessary would be $96,221. This is because females have a longer life expectancy than males.

The monthly payments depicted in the graphs are not based on actual contracts. They are based on adjusted historical performance results of the portfolios and are not projections or indications of future results. PFL does not guarantee and does not suggest that any subaccount or contract issued by PFL will generate these or similar average monthly payments for any period of time. The graphs are for illustration purposes only and do not represent future variable annuity payments or future investment returns. Variable annuity payments under a real contract may be more or less than those forming the basis for the monthly payments shown in these graphs, if the actual returns of the portfolios selected by you are different from the adjusted historical returns of the portfolios. It is very likely that a portfolio's investment performance will fluctuate over time; therefore, you can expect that your variable annuity payments will fluctuate. The total amount of variable annuity payments ultimately received will depend upon the payment option selected by you.

                                     * * *

BOND PORTFOLIO


Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--May 1997**

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted         Total Return* (Periods Ended
   Year   Amounts at End  Historical Annual             12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
---------------------------------------------------------------------------------
   1994         N/A              N/A                1 Year                 7.21%
---------------------------------------------------------------------------------
   1995         N/A              N/A               5 Years                  N/A
---------------------------------------------------------------------------------
   1996         N/A              N/A               10 Years                 N/A
---------------------------------------------------------------------------------
   1997        $524              N/A           Since Inception             8.75%
---------------------------------------------------------------------------------
   1998        $543             7.21%
---------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                               Total Return* (Periods Ended
                                                        12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  -------------------------------
                                                    1 Year                (0.99%)
                                                  -------------------------------
                                                   5 Years                  N/A
                                                  -------------------------------
                                                   10 Years                 N/A
                                                  -------------------------------
                                               Since Inception             4.00%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Bond Portfolio, adjusted to reflect the 1.35% separate account charge.
** The performance information and fund inception date reflect that the Bond
   Portfolio inherited the financial history of the Pegasus Variable Bond Fund.

GOVERNMENT BOND PORTFOLIO


Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--August 1994

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted         Total Return* (Periods Ended
   Year   Amounts at End  Historical Annual             12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
---------------------------------------------------------------------------------
   1994        $486               N/A               1 Year                 5.89%
---------------------------------------------------------------------------------
   1995        $540             15.14%             5 Years                  N/A
---------------------------------------------------------------------------------
   1996        $529              1.31%             10 Years                 N/A
---------------------------------------------------------------------------------
   1997        $553              8.20%         Since Inception             6.44%
---------------------------------------------------------------------------------
   1998        $566              5.89%
---------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                               Total Return* (Periods Ended
                                                        12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  -------------------------------
                                                    1 Year                (2.29%)
                                                  -------------------------------
                                                   5 Years                  N/A
                                                  -------------------------------
                                                   10 Years                 N/A
                                                  -------------------------------
                                               Since Inception             4.72%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Government Bond Portfolio, adjusted to reflect the 1.35% separate account charge.

BALANCED PORTFOLIO


Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--August 1994

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted                 Total Return*
   Year   Amounts at End  Historical Annual     (Periods Ended 12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
--------------------------------------------------------------------------------
   1994        $484               N/A               1 Year                17.51%
--------------------------------------------------------------------------------
   1995        $556             19.09%             5 Years                  N/A
--------------------------------------------------------------------------------
   1996        $594             10.43%             10 Years                 N/A
--------------------------------------------------------------------------------
   1997        $696             21.28%         Since Inception            14.79%
--------------------------------------------------------------------------------
   1998        $790             17.51%
--------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                                       Total Return*
                                                (Periods Ended 12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  ------------------------------
                                                    1 Year                 9.26%
                                                  ------------------------------
                                                   5 Years                  N/A
                                                  ------------------------------
                                                   10 Years                 N/A
                                                  ------------------------------
                                               Since Inception            13.20%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Balanced Portfolio, adjusted to reflect the 1.35% separate account charge.

LARGE CAP GROWTH PORTFOLIO


Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--August 1994

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted                 Total Return*
   Year   Amounts at End  Historical Annual     (Periods Ended 12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
--------------------------------------------------------------------------------
   1994       $  493              N/A               1 Year                39.42%
--------------------------------------------------------------------------------
   1995       $  583            22.49%             5 Years                  N/A
--------------------------------------------------------------------------------
   1996       $  649            15.12%             10 Years                 N/A
--------------------------------------------------------------------------------
   1997       $  816            30.20%         Since Inception            23.71%
--------------------------------------------------------------------------------
   1998       $1,099            39.42%
--------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                                       Total Return*
                                                (Periods Ended 12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  ------------------------------
                                                    1 Year                31.07%
                                                  ------------------------------
                                                   5 Years                  N/A
                                                  ------------------------------
                                                   10 Years                 N/A
                                                  ------------------------------
                                               Since Inception            22.05%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Large Cap Growth Portfolio, adjusted to reflect the 1.35% separate account charge.

EQUITY INDEX PORTFOLIO

Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--May 1998

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted         Total Return* (Periods Ended
   Year   Amounts at End  Historical Annual             12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
---------------------------------------------------------------------------------
   1994         N/A              N/A                1 Year                  N/A
---------------------------------------------------------------------------------
   1995         N/A              N/A               5 Years                  N/A
---------------------------------------------------------------------------------
   1996         N/A              N/A               10 Years                 N/A
---------------------------------------------------------------------------------
   1997         N/A              N/A           Since Inception             8.20%
---------------------------------------------------------------------------------
   1998        $529              N/A
---------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                               Total Return* (Periods Ended
                                                        12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  -------------------------------
                                                    1 Year                  N/A
                                                  -------------------------------
                                                   5 Years                  N/A
                                                  -------------------------------
                                                   10 Years                 N/A
                                                  -------------------------------
                                               Since Inception            (0.05%)

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Equity Index Portfolio, adjusted to reflect the 1.35% separate account charge.

DIVERSIFIED EQUITY PORTFOLIO

Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--March 1995**

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted                 Total Return*
   Year   Amounts at End  Historical Annual     (Periods Ended 12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
--------------------------------------------------------------------------------
   1994         N/A               N/A               1 Year                11.59%
--------------------------------------------------------------------------------
   1995        $567             22.49%             5 Years                  N/A
--------------------------------------------------------------------------------
   1996        $642             17.23%             10 Years                 N/A
--------------------------------------------------------------------------------
   1997        $777             25.11%         Since Inception            18.73%
--------------------------------------------------------------------------------
   1998        $837             11.59%
--------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                                       Total Return*
                                                (Periods Ended 12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  ------------------------------
                                                    1 Year                 3.29%
                                                  ------------------------------
                                                   5 Years                  N/A
                                                  ------------------------------
                                                   10 Years                 N/A
                                                  ------------------------------
                                               Since Inception            17.50%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Diversified Equity Portfolio, adjusted to reflect the 1.35% separate account charge.
** The performance information and fund inception date reflect that the Diversified Equity Portfolio inherited the financial history of the Pegasus Variable Growth and Value Fund.

MID CAP GROWTH PORTFOLIO

Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--August 1994

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted                 Total Return*
   Year   Amounts at End  Historical Annual     (Periods Ended 12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
--------------------------------------------------------------------------------
   1994       $  475              N/A               1 Year                36.99%
--------------------------------------------------------------------------------
   1995       $  562            22.42%             5 Years                  N/A
--------------------------------------------------------------------------------
   1996       $  620            14.13%             10 Years                 N/A
--------------------------------------------------------------------------------
   1997       $  767            28.10%         Since Inception            21.52%
--------------------------------------------------------------------------------
   1998       $1,016            36.99%
--------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                                       Total Return*
                                                (Periods Ended 12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  ------------------------------
                                                    1 Year                28.31%
                                                  ------------------------------
                                                   5 Years                  N/A
                                                  ------------------------------
                                                   10 Years                 N/A
                                                  ------------------------------
                                               Since Inception            19.74%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Mid Cap Growth Portfolio, adjusted to reflect the 1.35% separate account charge.

DIVERSIFIED MID CAP PORTFOLIO


Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--March 1995**

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted                 Total Return*
   Year   Amounts at End  Historical Annual     (Periods Ended 12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                   or is not surrendered
---------------------------------------------------------------------------------
   1994         N/A               N/A               1 Year                 3.50%
---------------------------------------------------------------------------------
   1995        $534               N/A              5 Years                  N/A
---------------------------------------------------------------------------------
   1996        $634             22.87%             10 Years                 N/A
---------------------------------------------------------------------------------
   1997        $765             24.96%         Since Inception            15.92%
---------------------------------------------------------------------------------
   1998        $765              3.50%
---------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                                       Total Return*
                                                (Periods Ended 12/31/1998)
                                             30 Year Certain Only Annuity, the
                                                  contract is surrendered
                                                  -------------------------------
                                                    1 Year                (4.77%)
                                                  -------------------------------
                                                   5 Years                  N/A
                                                  -------------------------------
                                                   10 Years                 N/A
                                                  -------------------------------
                                               Since Inception            14.68%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Diversified Mid Cap Portfolio, adjusted to reflect the 1.35% separate account charge.
** The performance information and fund inception date reflect that the Diversified Mid-Cap Portfolio inherited the financial history of the Pegasus Variable Mid-Cap Opportunity Fund.

MID CAP VALUE PORTFOLIO

Chart Specifications:
 .  3.5% AIR
 .  $500 initial monthly annuity payment
 .  Fund inception date--May 1997**

                                            Adjusted Historical Average Annual
          Monthly Payment     Adjusted                Total Return*
   Year   Amounts at End  Historical Annual     (Periods Ended 12/31/1998)
             of Years       Total Return*   The contract cannot be surrendered
                                                  or is not surrendered
--------------------------------------------------------------------------------
   1994         N/A               N/A              1 Year               (4.61)%
--------------------------------------------------------------------------------
   1995         N/A               N/A              5 Years                 N/A
--------------------------------------------------------------------------------
   1996         N/A               N/A             10 Years                 N/A
--------------------------------------------------------------------------------
   1997        $566               N/A          Since Inception            6.22%
--------------------------------------------------------------------------------
   1998        $522            (4.61)%
--------------------------------------------------------------------------------
                                            Adjusted Historical Average Annual
                                                      Total Return*
                                                (Periods Ended 12/31/1998)
                                            30 Year Certain Only Annuity, the
                                                 contract is surrendered
                                                  ------------------------------
                                                   1 Year               (12.74%)
                                                  ------------------------------
                                                   5 Years                 N/A
                                                  ------------------------------
                                                  10 Years                 N/A
                                                  ------------------------------
                                               Since Inception            1.75%

* The subaccount had not commenced operations as of the date of this prospectus. Historical returns for periods prior to that date are total returns for the Mid Cap Value Portfolio, adjusted to reflect the 1.35% separate account charge.
** The performance information and fund inception date reflect that the Mid Cap
   Value Portfolio inherited the financial history of the Pegasus Variable Intrinsic Value Fund.

                                APPENDIX B

                          ADDITIONAL FUND INFORMATION

Banc One Investment Advisors is the investment advisor for the underlying portfolios and is a registered investment advisor under the Investment Advisors Act of 1940. Banc One Investment Advisors is an indirect wholly-owned subsidiary of Bank One Corporation. It makes the day-to-day investment decisions for the portfolios and continuously reviews, supervises and administers each portfolio's investment program. Banc One Investment Advisors performs its responsibilities subject to the supervision of, and policies established by, the Trustees of One Group Investment Trust. Banc One Investment Advisors has served as investment advisor to the Trust since its inception. In addition, Banc One Investment Advisors serves as investment advisor to other mutual funds and individual corporate charitable, and retirement accounts. As of December 31, 1998, Banc One Investment Advisors managed over $59 billion in assets. Banc One Investment Advisors is entitled to a fee, which is calculated daily and paid monthly, of the annual percentages of the average daily net assets of each portfolio.

There is no assurance that any of the portfolios will achieve its investment objective.

The One Group Investment Trust prospectus should be read carefully before any decision is made concerning the allocation of the premium to a particular subaccount.

An investment in the separate account, or in any portfolio, is not insured or guaranteed by the U.S. government or any government agency.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by Banc One Investment Advisors. The investment results of the portfolios, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment advisor or manager.

Addition, Deletion, or Substitution of Investments. We cannot and do not guarantee that any of the subaccounts will always be available to receive premium allocations or transfers. We retain the right, subject to any applicable law, to make certain changes in the separate account and its investments. We reserve the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the funds or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or, if in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to an owner's interest in a subaccount will not be made without prior notice to the owner and the prior approval of the SEC. Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity contracts or from effecting an exchange between series or classes of variable annuity contracts on the basis of requests made by owners.

New subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by us. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, we will notify owners and request a reallocation of the amounts invested in the eliminated subaccount.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the contracts, the separate account may be:

 .  operated as a management company under the 1940 Act or any other form permitted by law,
 .  deregistered under the 1940 Act in the event such registration is no longer required, or
 .  combined with one or more other separate accounts.

To the extent permitted by applicable law, we also may

 .  transfer the assets of the separate account associated with the contracts to another account or accounts,
 .  restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, . create new separate accounts,
 .  add new subaccounts to or remove existing subaccounts from the separate account or combine subaccounts, or
 .  add new underlying funds, or substitute a new fund for an existing fund.

Resolving Material Conflicts. The One Group Investment Trust portfolios are available to separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the separate account and other separate accounts we establish. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the separate account and one or more of the other separate accounts investing in the One Group Investment Trust. A conflict may occur due to a change in law affecting the operations of variable life insurance and variable annuity separate accounts, differences in the voting instructions we receive and instructions received by other companies, or some other reason. In the event of a conflict, it is possible that the separate account might be required to withdraw its investment in the underlying portfolios. In the event of any conflict, we will take any steps necessary to protect owners, annuitants, secondary annuitants and beneficiaries.

                                APPENDIX C

                    ILLUSTRATIONS OF ANNUITY PAYMENT VALUES

The following graphs have been prepared to show how investment performance affects your variable annuity payments over time. The graphs incorporate hypothetical rates of return and PFL does not guarantee that you will earn these returns for any one year or any sustained period of time. PFL did not sell contracts prior to the date of this prospectus, and, therefore, the graphs represent what annuity payments might have been under a contract had one existed during the years shown. The graphs are for illustrative purposes only and do not represent past or future investment returns.

Your variable annuity payment may be more or less than the income shown if the actual returns of the subaccounts are different than those illustrated. Since it is very likely that your investment returns will fluctuate over time, you can expect that the amount of your annuity payment will also fluctuate. The total amount of annuity payments ultimately received will, in addition to the investment performance of the subaccounts, also depend on how long you live and whether you choose a guarantee period option.

Another factor that determines the amount of your variable annuity payment is the assumed investment return (AIR). Annuity payments will increase from one variable annuity payment calculation date to the next if the performance of the portfolio underlying the subaccounts, net of all charges, is greater than the AIR and will decrease if the performance of the portfolio underlying the subaccounts, net of all charges, is less than the AIR.

The "Hypothetical Illustration" graph below illustrates differences in monthly variable annuity payments assuming different investment returns. The graph assumes a single premium of $49,820; the entire premium was allocated to variable annuity payments; the AIR is 3.5%; the payment option is Single Life Annuity; a 80 year old male, and separate account charges of 1.35% and average portfolio expenses of 0.87%. This results in the receipt of an initial annuity payment in the amount of $500. The graph illustrates gross returns of 0.00%, 6.00%, and 10.00% (net returns after expenses are (2.22)%, 3.78%, and 7.78%, respectively).

          Monthly Payments Assuming Different Gross Portfolio Returns

-------------------------------------------------------------------------------

   Monthly Payment at the End of
           Contract Year                       Gross Portfolio Returns*
                              -------------------------------------------------------------
                                           0.0%                 6.0%                 10.0%
-------------------------------------------------------------------------------------------
   Assumed First Monthly Payment           $500                 $500                 $  500
                 1                         $472                 $501                 $  521
                 2                         $446                 $503                 $  542
                 3                         $422                 $504                 $  565
                 4                         $398                 $505                 $  588
                 5                         $376                 $507                 $  612
                 6                         $355                 $508                 $  638
                 7                         $336                 $510                 $  664
                 8                         $317                 $511                 $  691
                 9                         $300                 $512                 $  720
                10                         $283                 $514                 $  750
                11                         $268                 $515                 $  781
                12                         $253                 $516                 $  813
                13                         $239                 $518                 $  847
                14                         $226                 $519                 $  882
                15                         $213                 $521                 $  918
                16                         $201                 $522                 $  956
                17                         $190                 $523                 $  996
                18                         $180                 $525                 $1,037
                19                         $170                 $526                 $1,080
                20                         $160                 $528                 $1,124

* The corresponding net returns are (2.22)%, 3.78%, and 7.78%.

The "Monthly Payment Amounts with Different AIRs" graph below illustrates the differences in variable annuity payments between selecting the 3.5% and 5% AIR. The graph assumes a single premium of $49,820; the entire premium was allocated to variable annuity payments; the payment option is a single Life Annuity; 80 year old male; separate account charges of 1.35%; average portfolio expenses of 0.87%; and an annual return of the portfolios, after all expenses of 6%. Monthly variable annuity payments are shown with the 3.5% AIR and the 5% AIR.

                    Monthly Payments Assuming Different AIRs

         (Net Portfolio Return = 6%, Gross Portfolio Return=8.22%)

-------------------------------------------------------------------------------------------
   Monthly Payment at the End of Year                           AIR
                                     ------------------------------------------------------
                                                      3.5%                              5%
-------------------------------------------------------------------------------------------
     Assumed First Monthly Payment                    $500                             $547
                 1                                    $512                             $552
                 2                                    $524                             $557
                 3                                    $537                             $563
                 4                                    $550                             $568
                 5                                    $563                             $574
                 6                                    $577                             $579
                 7                                    $591                             $585
                 8                                    $605                             $590
                 9                                    $620                             $596
                10                                    $635                             $601
                11                                    $650                             $607
                12                                    $666                             $613
                13                                    $682                             $619
                14                                    $698                             $625
                15                                    $715                             $631
                16                                    $733                             $637
                17                                    $750                             $643
                18                                    $768                             $649
                19                                    $787                             $655
                20                                    $806                             $661

The annuity payment amounts shown reflect the deduction of all fees and expenses. Actual fees and expenses under the contract may be higher or lower, will vary from year to year, and will depend on how you allocate among the portfolios. The separate account charge is assumed to be at an annual rate of 1.35% of the average daily net assets.

Upon request, we will furnish a customized illustration based on your individual circumstances and choice of annuity options.

                      STATEMENT OF ADDITIONAL INFORMATION

                            THE ONE INCOME ANNUITY

                                Issued through

                        PFL RETIREMENT BUILDER VARIABLE
                                ANNUITY ACCOUNT

                                  Offered by
                          PFL LIFE INSURANCE COMPANY

                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

This Statement of Additional Information expands upon subjects discussed in the current prospectus for The One Income Annuity Contract offered by PFL Life Insurance Company. You may obtain a copy of the prospectus dated November 2, 1999 by calling 1-800-544-3152, or by writing to the Administrative and Service Office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a contract. Terms used in the current prospectus for the contract are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectus for the contract and the PFL Retirement Builder Variable Annuity Account.

Dated: November 2, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
GLOSSARY OF TERMS..........................................................   3
THE CONTRACT--GENERAL PROVISIONS...........................................   4
  Transfers................................................................   4
  Delay of Transfers.......................................................   4
  Entire Contract..........................................................   4
  Assignment...............................................................   5
  Beneficiary..............................................................   5
  Change of Beneficiary....................................................   5
  Incontestability.........................................................   5
  Misstatement of Sex or Age...............................................   5
  Modification of Contract.................................................   5
  Nonparticipating.........................................................   5
  Owner....................................................................   5
  Proof of Death...........................................................   6
  Proof of Survival........................................................   6
  Death Before First Payment Date..........................................   6
  Protection of Proceeds...................................................   6
  Optional Annuity Payment Guarantee Rider.................................   6
  Asset Allocation Models..................................................   8
FEDERAL TAX MATTERS........................................................   9
  Tax Status of the Contracts..............................................   9
  Diversification Requirements.............................................   9
  Owner Control............................................................   9
  Required Distributions...................................................   9
  Taxation of PFL..........................................................  10
INVESTMENT EXPERIENCE......................................................  10
  Annuity Unit Value and Annuity Payment Rates.............................  10
STATE REGULATION OF PFL....................................................  12
ADMINISTRATION.............................................................  12
RECORDS AND REPORTS........................................................  12
DISTRIBUTION OF THE CONTRACTS..............................................  13
OTHER PRODUCTS.............................................................  13
CUSTODY OF ASSETS..........................................................  13
HISTORICAL PERFORMANCE DATA................................................  13
  Subaccount Yields........................................................  13
  Total Returns............................................................  14
  Other Performance Data...................................................  14
  Adjusted Historical Performance Data.....................................  15
LEGAL MATTERS..............................................................  15
INDEPENDENT AUDITORS.......................................................  15
OTHER INFORMATION..........................................................  15
FINANCIAL STATEMENTS.......................................................  15

                               GLOSSARY OF TERMS

Annuitant and Secondary Annuitant--The person upon whose life the annuity payments are based. For joint options, annuity payments are based upon the lives of both the annuitant and secondary annuitant. Either the annuitant or the secondary annuitant generally must be no older than 80 years of age on the contract issue date.

Annuity Payments--Payments made by us to the payee pursuant to the payment option chosen. Annuity payments may be either fixed or variable or a combination of both.

Application--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Assumed Investment Return or AIR--The annual effective rate shown in the contract specifications section of the contract that is used in the calculation of each variable annuity payment.

Beneficiary(ies)--The person(s) who may receive death proceeds or guaranteed payments under this contract when there is no longer a living annuitant (or last annuitant for joint options).

Contract Issue Date--The date the contract becomes effective. This will be stated in the contract. Generally, the date the initial premium is allocated to the separate account.

Net Investment Factor--A unit of measure used to reflect the change in variable annuity unit values in a subaccount from one valuation period to the next valuation period.

Owner(s)--"You," "your," and "yours." The person or entity named in the contract specifications section who may, while any annuitant is living, exercise all rights granted by the contract. The annuitant must be the owner, if the contract is a qualified contract. If there is a secondary annuitant, he or she may also be an owner (except for a qualified contract, where only one owner is permitted). The secondary annuitant is never required to be an owner.

Payee--The person or entity to whom annuity payments are paid.

Payment Date--The date an annuity payment is paid to the payee. We may require evidence that any annuitant(s) and/or payee is/are alive on the payment date.

Separate Account--PFL Retirement Builder Variable Annuity Account.

Subaccount--The investment options or divisions of the separate account. Each subaccount invests in a different portfolio of the funds. We may make additional subaccounts available in the future.

Successor Owner--The person named by the owner to whom ownership of the contract passes upon the owner's death. If the owner is also the annuitant, the annuitant's beneficiary is entitled to the death proceeds of the contract. If no person is named, the owner's estate shall be deemed the successor owner.

Valuation Day--Each day the New York Stock Exchange is open for trading and any other day when the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued. The determination of the variable annuity unit value is made at the end of each valuation day.

Variable Annuity Unit--Variable annuity payments are expressed in terms of variable annuity units, the value of which fluctuates in relation to the selected subaccounts.

Variable Annuity Payment Calculation Date--The date, no more than seven business days before each payment date, when the amount of the variable annuity payment is determined. If the New York Stock Exchange is closed on a variable annuity payment calculation date, we will determine the amount of annuity income on the next day it is open.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the contract which may be of interest to a prospective purchaser. Words printed in italics in this Statement of Additional Information are defined in the Glossary of Terms, found on page 3.

                       THE CONTRACT--GENERAL PROVISIONS

Transfers

You may transfer amounts within the various subaccounts. You may also transfer amounts from variable to fixed annuity payments at any time. If you do, then the payment option for the fixed annuity payments will be a continuation of the payment option currently applicable to variable annuity payments. Transfers from fixed to variable annuity payments are not permitted. We may charge a fee for excessive transfers (we currently do not charge for transfers) or decline to accept excessive transfers.

Excessive trading activity can disrupt portfolio management strategy and increase portfolio expenses, which are borne by everyone participating in the portfolio regardless of their transfer activity.

In some cases, contracts may be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, market timing services obtain authorization from contract owner(s) to make transfers and exchanges among the subaccounts on the basis of perceived market trends. Because the large transfers of assets associated with market timing services may disrupt the management of the portfolios of the underlying funds, such transactions may hurt contract owners not utilizing the market timing service. Therefore, we may restrict or eliminate the right to make transfers among subaccounts if such rights are executed by a market timing firm or similar third party authorized to initiate transfers or exchange transactions on behalf of a contract owner(s).

In modifying such rights, we may, among other things, decline to accept:

 . transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one contract owner, or

 . transfer or exchange instructions of individual contract owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one contract owner at the same time.

We will impose such restrictions only if we believe that doing so will prevent harm to other contract owners.

Delay of Transfers

When you transfer amounts among the subaccounts, we will redeem shares of the appropriate portfolios at their prices as of the end of the current valuation period. Generally any subaccount you transfer to is credited at the same time. However, we may wait to credit the amount to a new subaccount until a subaccount you transfer from becomes liquid. This will happen only if (1) the subaccount you transfer to invests in a portfolio that accrues dividends on a daily basis and requires federal funds before accepting a purchase order, and
(2) the subaccount you transfer from is investing in an equity portfolio in an illiquid position due to substantial redemptions or transfers that require it to sell portfolio securities in order to make funds available. The subaccount you transfer from will be liquid when it receives proceeds from sales of portfolio securities, the purchase of new contracts, or otherwise. During any period that we wait to credit a subaccount for this reason, the amount you transfer will be uninvested. After seven days the transfer will be made even if the subaccount you transfer from is not liquid.

Entire Contract

The entire contract is made up of the contract, and any riders, endorsements, or application (including any application supplement or investment allocation form). No change in or waiver of any provision of the contract is valid unless the change or waiver is signed by the President or Secretary of PFL.

Assignment

The option to assign is only available for non-tax qualified annuities. Only you may make an assignment of this contract. You must notify us in writing to assign this contract. No change will apply to any action taken by us before the written notice was received. We are not responsible for the validity or the effect of an assignment.


Beneficiary

The beneficiary is named in the contract specifications section of the contract or in a subsequent endorsement. More than one beneficiary may be named. The rights of any beneficiary will be subject to all the provisions of the contract. You may impose other limitations with our consent.

If any primary or contingent beneficiary dies before the annuitant, that beneficiary's interest in this contract ends with that beneficiary's death. Only those beneficiaries living at the time of the annuitant's death will be eligible to receive their share of the death benefits. In the event no contingent beneficiaries have been named and all primary beneficiaries have died before the death benefits become payable, the owner(s) will become the beneficiary(ies) unless elected otherwise. If both primary and contingent beneficiaries have been named, payment will be made to the named primary beneficiaries living at the time the death proceeds become payable. If there is more than one beneficiary and you failed to specify their interest, they will share equally. Payment will be made to the named contingent beneficiary(ies) only if all primary beneficiaries have died before the death benefits become payable. If any primary beneficiary is alive at the time the death benefits become payable, but dies before receiving their payment, their share will be paid to their estate.

Change of Beneficiary

You may change the beneficiary while the annuitant is living, unless an irrevocable one has been named. Change is made by written notice. The change takes effect on the date the written notice was signed, and the written notice must have been postmarked on or before the date of the annuitant's death. No change will apply to any annuity payment made before the written notice was received. We may require return of the contract for endorsement before making a change.

Incontestability

The contract is incontestable from the contract issue date.

Misstatement of Sex or Age

If the age or sex of any annuitant has been misstated, the annuity payments will be those which the premium paid would have purchased for the correct age and sex. Any underpayment made by us will be paid with the next annuity payment. Any overpayment made by us will be deducted from future annuity payments. Any underpayment or overpayment will include interest at 5% per year, from the date of the incorrect payment to the date of the adjustment.

Modification of Contract

No change in the contract is valid unless made in writing.

Nonparticipating

Your contract is nonparticipating. This means we do not pay dividends on it. Your contract will not share in our profits or surplus earnings.

Owner

You, the owner, are named in the contract specifications section. You may, while any annuitant is living, exercise all rights granted by the contract. These rights are subject to the rights of any assignee or living irrevocable beneficiary. "Irrevocable" means that you have given up your right to change the beneficiary named.

Unless we have been notified of a community or marital property interest in the contract, we will rely on our good faith belief that no such interest exists and will assume no responsibility for inquiry.

Proof of Death

Any beneficiary claiming an interest in the contract must provide us in writing with due proof of death of the payee/annuitant and/or secondary annuitant (if any). We will not be responsible for annuity payments made before we receive due proof of death at the Administrative and Service Office.

Proof of Survival

If annuity payments under the contract depend on a person being alive on a given date, proof of survival may be required by us prior to making annuity payments.

Death Before First Payment Date

If any owner, who is an annuitant, dies before the first payment date, the amount of the death proceeds is the premium plus or minus the investment performance of the subaccounts. If any owner, who is not an annuitant, dies before the first payment date, the successor owner may direct the owner's interest in the contract to be distributed as follows:

 . one cash lump sum to be distributed within five years of the deceased owner's death; or

 . annuitize the value of the annuity payments over the lifetime of the successor owner with payments to begin within one year of the owner's death; or

 . annuitize the value of the annuity payments over a period that does not exceed the life expectancy of the successor owner, as defined by the Internal Revenue Code of 1986, as amended (Code), with payments to begin within one year of the owner's death.

If the deceased owner was also an annuitant, the annuitant's beneficiary is entitled to the benefit described above. If no person is named as the successor owner, the owner's estate shall be deemed the successor owner.

Non-natural successor owners may only choose a lump sum distribution. For qualified contracts, any option chosen must meet the requirements of the Code.

Protection of Proceeds

Unless you so direct by filing written notice with us, no beneficiary may assign payments under the contract before the same are due. To the extent permitted by law, no payments under the contract will be subject to the claims of creditors of any beneficiary.

Optional Annuity Payment Guarantee Rider

The stabilized payment is determined once each year. However, with stabilized payments, on each annuity payment date throughout the contract year, we calculate the value of the variable annuity units (that is, the supportable payment) and adjust the number of variable annuity units credited to your contract. If the supportable payment at any payment date, other than a contract anniversary, is greater than the current stabilized payment, we will increase the number of variable annuity units to reflect the difference. Conversely, if the supportable payment is less than the current stabilized payment, we will reduce the number of variable annuity units. This means that during the course of a contract year, instead of reflecting positive investment performance by increasing the dollar amount of an annuity payment, we credit that investment performance to your contract by increasing the number of variable annuity units. Similarly, we reflect negative investment performance by decreasing the number of variable annuity units credited to your contract instead of decreasing the dollar amount of an annuity payment.

Increases or decreases in the number of variable annuity units will be allocated on a pro rata basis within the selected subaccounts.

Since we only change the stabilized payment once each year, the increase or decrease in the number of variable annuity units ensures that you receive the full investment performance, both positive and negative, of the subaccounts you select. For example, if your monthly stabilized payment is $500, and positive investment performance results in a supportable payment of $510 at the end of the first month, your payment is $500 but we increase the number of variable annuity units credited to your contract to give you credit for the $10. In the case of an increase in the number of variable annuity units, your participation in the future investment performance will be increased since more variable annuity units are credited to your contract. Conversely, in the case of a reduction of the number of variable annuity units, your participation in the future investment performance will be decreased since fewer variable annuity units are credited to your contract.

PFL bears the risk that it must continue to make the guaranteed minimum or stabilized payments, even if the supportable payments would be lower because some variable annuity units have been used to maintain the stabilized payments. In addition, PFL bears the risk that it will need to continue to make payments even if all variable annuity units have been used in an attempt to maintain the stabilized payments at the guaranteed payment level (that is, the number of units has gone down to zero). If all the variable annuity units have been used, all future payments will equal the guaranteed minimum payment and the amount of your future variable annuity payment will not increase or decrease and will not depend upon the performance of any variable investment option. To compensate PFL for this and other risks, a rider fee will be deducted.

The following table demonstrates, on a purely hypothetical basis, the changes in the number of variable annuity units under either of the optional annuity payment guarantee riders to reflect investment performance during the course of a single contract year. The change in the number of variable annuity units reflects not only the dollar amount of the difference between the supportable payment and the stabilized payment, but also the age and sex of the annuitant and the annuity payment option. The changes in the variable annuity unit values reflect the investment performance of the applicable mutual fund portfolio as well as the separate account charge and rider fee. The calculations would be done separately for each applicable subaccount.

     AIR:                       3.50%
     Life & 10 Years Certain
     Male aged 65
     Guaranteed Minimum Pay-
      ment:                     $500

                    Beginning              Unit    Monthly   Change in  Ending
                     Annuity    Annuity    Value  Stabilized  Annuity  Annuity
                      Units   Unit Values Total*   Payment     Units    Units
                    --------- ----------- ------- ---------- --------- --------
At
 Issue:    1/1/1999 400.0000   1.250000   $500.00                      400.0000
1st
 Payment   2/1/1999 400.0000   1.254526   $501.81  $500.00     0.0080  400.0080
           3/1/1999 400.0080   1.253122   $501.26  $500.00     0.0056  400.0137
           4/1/1999 400.0137   1.247324   $498.95  $500.00    (0.0047) 400.0089
           5/1/1999 400.0089   1.247818   $499.14  $500.00    (0.0039) 400.0051
           6/1/1999 400.0051   1.244178   $497.68  $500.00    (0.0105) 399.9946
           7/1/1999 399.9946   1.250422   $500.16  $500.00     0.0007  399.9953
           8/1/1999 399.9953   1.245175   $498.06  $500.00    (0.0088) 399.9865
           9/1/1999 399.9865   1.251633   $500.64  $500.00     0.0029  399.9894
          10/1/1999 399.9894   1.253114   $501.23  $500.00     0.0056  399.9950
          11/1/1999 399.9950   1.261542   $504.61  $500.00     0.0208  400.0158
          12/1/1999 400.0158   1.265963   $506.41  $500.00     0.0289  400.0447
           1/1/2000 400.0447   1.270547   $508.28  $500.00     0.0373  400.0820

-------------------------
* This is the supportable payment.

Asset Allocation Models

General. Rather than selecting individual portfolios (i.e., being "Self-Directed") you can select one of four investment allocation models that are listed on the Investment Allocation Form (which is part of the application). The amount invested in each subaccount will vary depending on the model's particular asset allocation percentages. The asset allocation percentages for each model are shown on the Investment Allocation Form. The four investment allocation models, listed in descending percentage of equity holdings, are:

 .  Growth Model

 .  Growth & Income Model

 .  Balanced Model

 .  Conservative Growth Model

The models are general asset mixes. They were developed by Banc One Investment Advisors Corporation and may or may not be appropriate for you. Banc One Investment Advisors Corporation serves as an investment advisor to the One Group Investment Trust Portfolios for which it receives a fee. Banc One Investment Advisors is not providing investment advice or any other service to you. There is no guarantee that the models will achieve any desired results or objectives.

The models should not be considered personal investment advice or serve as the sole or primary basis for making investment decisions. You should consider factors such as your age, goals and risk tolerance in selecting a model. You are solely responsible for determining if a model is right for you.

Before selecting a model, please note:

 .  only one model can be used at a time;

 .  you cannot allocate premium to any other subaccount if you select a model;

 . each model's allocation percentages may change (which terminates that model);

 . transfers you make between the various subaccounts will terminate your model; and

 . transfers from variable to fixed payments will be pro rata from the applicable subaccounts.

Rebalancing. Each model will be automatically rebalanced each year on the contract anniversary date. Rebalancing a model may involve transferring from subaccounts with higher returns into subaccounts with relatively lower returns in order to maintain the model's asset allocation percentages. Transfers made as a result of automatic rebalancing are not counted against your 6 free transfers (in the event transfer fees are imposed in the future). Automatic rebalancing ends upon the termination of a model.

Termination. You can stop using (i.e., terminate) a model at any time by notifying us at our administrative and service office or by transferring amounts between the various subaccounts.

A model will also terminate if you are notified that it will be replaced with a "new" model with different asset allocation percentages. Before you can use the "new" model, you must sign and return to us within 45 days after the date of the notice, a consent form accepting the new asset allocation percentages. Absent your timely affirmative consent, you will:

 .  keep your current asset allocation percentages;

 .  be considered "Self-Directed"; and

 .  not receive automatic rebalancing.

                              FEDERAL TAX MATTERS

Tax Status of the Contracts

The discussion in the prospectus assumes that the contracts qualify as "annuity contracts" for federal income tax purposes under the Code.

Diversification Requirements. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The separate account, through each underlying fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various subaccounts may be invested. Although PFL does not have direct control over the underlying funds in which the separate account invests, PFL believes that each fund will meet the diversification requirements, and therefore, the contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possessed incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policy-holders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the contract owner has the choice of several subaccounts in which to allocate the premium, and may be able to transfer among subaccounts more frequently than in such rulings. In addition, the contract provides for more subaccounts than did the variable contracts that were the subject of such rulings. These differences could result in a contract owner being treated as the owner of the assets of the separate account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the owner of the separate account's assets.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that: (a) if any contract owner dies on or after the Annuity Starting Date (as defined in the prospectus) but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that contract owner's death; and (b) if any contract owner dies prior to the Annuity Staring Date, the entire interest in the contract will be distributed within five years after the date of the contract owner's death. These requirements will be considered satisfied as to any portion of the contract owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that contract owner's death. The "designated beneficiary" for these purposes is the person who becomes the new owner of the contract upon a contract owner's death and must be a natural person. However, if the contract owner's sole designated beneficiary is the surviving spouse of the contract owner, the contract may be continued with the surviving spouse as the new contract owner. The Code further provides that if the contract owner is not an individual, the primary annuitant shall be treated as the contract owner for purposes of making distributions that are required to be made upon the death of the contract owner. (The primary annuitant is the individual the events in the life of whom are of primary importance in effecting the timing and amount of the payout under the contract. If there is a change in the primary annuitant, such change shall be treated as the death of the contract owner. The contract does not permit a change of the annuitants, however.

Non-qualified contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. PFL will review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Qualified contracts are subject to similar provisions.

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the separate account, we may make a charge to the separate account.

                             INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of variable annuity units and to determine the amount of annuity payments as follows:

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with variable annuity unit values. Variable annuity unit values rise if the net investment performance of the subaccount exceeds the assumed investment return. Conversely, variable annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

  (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;

  (b) is the net investment factor for that subaccount for the valuation period; and

  (c) is the daily factor for the valuation period.

The daily factor for the valuation period is a discount factor that reflects the assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

  (a) is the net result of:

    (1) the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus

    (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

    (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the subaccount;

  (b) is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period; and

  (c) is an amount representing the separate account charge as shown in the specifications section of the contract.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable variable annuity unit values.

   Illustrations of Calculations for Annuity Unit Value and Variable Annuity
                                   Payments

Formula and Illustration for Determining Annuity Unit Value in each Subaccount

Variable annuity unit value = V = A x B x C

Where: A=variable annuity unit value for the immediately preceding valuation period.

   B=net investment factor for the valuation period for which the variable annuity unit value is being calculated.

   C=a daily factor to neutralize the assumed investment return built into the annuity tables used.

   C=(1/(1 + AIR)) /\(1/365) = 0.999905754 (3.5% AIR) or 0.999866337 (5%
   AIR)

For example, if the AIR is 5% and: A=$20 on the day prior to the first payment
                                   B=1.01
                                   C=1/(1.05) /\ (/1///365/) = 0.999866337

Then, the variable annuity unit value is equal to V
                                   =A x B x C
                                   =$20 x 1.01 x .999866337
                                   =20.1973

   Formula and Illustration for Determining Amount of First Monthly Variable
                                Annuity Payment

First monthly variable annuity payment = P = (D x E)/$1,000

Where:      D=the contract value as of the contract issue date.
            E=the annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the contract.

For example if:
            D=$100,000
            E=7.00

Then, the first monthly variable annuity payment is equal to P =(D x E)/$1,000
                                           =($100,000 x 7.00)/$1,000
                                           =$700

     Formula and Illustration for Determining the Number of Annuity Units
                              Represented by Each
 Monthly Variable Annuity Payment (assuming investment in only one Subaccount)

Number of variable annuity units = U = P/V

Where: P=the dollar amount of the first monthly variable annuity payment. V=the variable annuity unit value for the valuation date on which the first monthly payment is due.

For example if:
            P=$700
            V=20.1973

Then, the variable annuity units is equal to U=P/V
                               =$700/20.1973
                               =34.6581 units

  Formula and Illustration for Determining a Future Monthly Variable Annuity
                                    Payment
                 (assuming investment in only one Subaccount)

Monthly variable annuity payment = P = U x V

Where:      U=the variable annuity units
            V=the variable annuity unit value for the valuation date on which the future monthly payment is due.

For example if:
            U=34.6581
            V=20.6970 (the variable annuity unit value increased since issue)

Then, the amount of the monthly variable annuity payment
                                          =U x V
                                          =34.6581 x 20.6970
                                          =$717.32

If the variable annuity unit value had actually decreased to V = 19.6970, the resulting monthly variable annuity payment would =U x V
          =34.6581 x 19.6970
          =$682.66

Illustration 4 assumes that no transfers or surrenders are made between determining the number of variable annuity units and determining the future monthly variable annuity payment; therefore, the number of variable annuity units in Illustrations 3 and 4 are the same.

                            STATE REGULATION OF PFL

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering our operation for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Division may determine the items are correct. Our books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

                                ADMINISTRATION

We perform administrative services for the contracts. These services include issuance of the contracts, maintenance of records concerning the contracts, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by us. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, we will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE CONTRACTS

The contracts are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the contracts is continuous and we do not anticipate discontinuing the offering of the contracts. However, we reserve the right to discontinue the offering of the contracts.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the contracts and may enter into agreements with broker-dealers for the distribution of the contracts.

                                OTHER PRODUCTS

We make other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the subaccounts of the separate account are held by us. The assets of each of the subaccounts of the separate account are segregated and held separate and apart from the assets of the other subaccounts and from our general account assets. We maintain records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by our fidelity bond, presently in the amount of $5,000,000, covering the acts of our officers and employees.

                          HISTORICAL PERFORMANCE DATA

Subaccount Yields

We may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts of the separate account for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include the separate account charge. The 30-day yield is calculated according to the following formula:

                  Yield = 2 x ((((NI-ES)/(U x UV)) + 1)/6/-1)

Where:

NI = net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.

ES = expenses of the subaccount for the 30-day period.

U  = the average number of units outstanding.

UV
   = the unit value at the close (highest) of the last day in the 30-day period.

Because of the charges imposed by the separate account, the yield for a subaccount of the separate account will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular contract.

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

We may from time to time also advertise or disclose total returns for one or more of the subaccounts of the separate account for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which we calculate on each business day based on the performance of the subaccount's underlying portfolio, and the deduction for the separate account charge. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                               P (1 + T)n = ERV

Where:

T  = the average annual total return net of subaccount recurring charges.

ERV= the ending redeemable value of the hypothetical account at the end of the period.

P  = a hypothetical initial payment of $1,000.

N  = the number of years in the period.

Other Performance Data

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above.

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula. The charges reflected in the cumulative total returns include the actual total annual portfolio expenses of the applicable fund and the separate account charge of 1.35%.

                              CTR = (ERV / P) - 1

Where:

CTR= the cumulative total return net of subaccount recurring charges for the period.

ERV= the ending redeemable value of the hypothetical investment at the end of the period.

P  = a hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of contract charges that were in effect at the inception of the subaccounts.

                                 LEGAL MATTERS

Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the contracts has been provided to us by Sutherland, Asbill & Brennan LLP, of Washington D.C.

                             INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309.

                               OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the prospectus and this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS

The values of the interest of owners in the separate account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on PFL's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

PART C       OTHER INFORMATION

Item 24.     Financial Statements and Exhibits

        (a)  Financial Statements

             All required financial statements are included in Part B of this Registration Statement.

        (b)  Exhibits:

             (1)    (a)   Resolution of the Board of Directors of PFL Life
                          Insurance Company authorizing establishment of the Separate Account. Note 1

             (2)          Not Applicable.

             (3)    (a)   Principal Underwriting Agreement by and between PFL
                          Life Insurance Company, on its own behalf and on behalf of the Separate Account, and AFSG Securities
                          Corporation. Note 3


                    (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 3

             (4)    (a)   Form of the Contract for The One Income Annuity. Note
                          5

             (5)    (a)   Form of Application for The One Income Annuity. Note 6

             (6)    (a)   Articles of Incorporation of PFL Life Insurance
                          Company. Note 1

                    (b)   ByLaws of PFL Life Insurance Company.   Note 1

             (7)          Not Applicable.

             (8)    (a)   Participation Agreement by and among One Group
                          Investment Trust, Nationwide Advisory Services,
                          Nationwide Investors Services and PFL Life Insurance
                          Company. Note 8

             (9)          Opinion and Consent of Counsel. Note 6

             (10)   (a)   Consent of Independent Auditors.  Note 8

             (10)   (b)   Opinion and Consent of Actuary.   Note 6

             (11)         Not applicable.

             (12)         Not applicable.

             (13)         Performance Data Calculations.  Note 9

             (14)         Powers of Attorney. (P.S. Baird, C.D. Vermie, W.L.
                          Busler, L.N. Norman, D.C. Kolsrud, R.J. Kontz, B.K. Clancy) Note 8.

Note 1. Incorporated herein by reference to the Initial filing of Registrants Form N-4 Registration Statement (File No. 333-7509) on July 3, 1996.

Note 2. Incorporated herein by reference to the Registrants filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 6, 1996.

Note 3. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-7509) on April 30, 1998.

Note 4. Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-7509) on July 16, 1998.

Note 5. Incorporated herein by reference to the Registrant's filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 11, 1998.

Note 6. Filed with the Initial Form N-4 Registration Statement (File 333-78743) on May 19, 1999.

Note 7. Filed with Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File 333-78743) on July 26, 1999.

Note 8.      Filed herewith.

Note 9.      To be filed by amendment.

Item 25. Directors and Officers of the Depositor (PFL Life Insurance Company)

  Name and Business Address       Principal Positions and Offices with Depositor
  -------------------------       ----------------------------------------------

  William L. Busler               Director, Chairman of the Board and President
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Patrick S. Baird                Director, Senior Vice President and Chief
  4333 Edgewood Road, N.E.        Officer Operating
  Cedar Rapids, Iowa 52499-0001

  Craig D. Vermie                 Director, Vice President, Secretary
  4333 Edgewood Road, N.E.        and General Counsel
  Cedar Rapids, Iowa 52499-0001

  Douglas C. Kolsrud              Director, Senior Vice President,
  4333 Edgewood Road, N.E.        Chief Investment Officer and Corporate
  Cedar Rapids, Iowa 52499-0001   Actuary

  Larry N. Norman                 Director and Executive Vice President
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Robert J. Kontz                 Vice President and Corporate Controller
  4333 Edgewood Road, N.E.
  Cedar Rapids, Iowa 52499-0001

  Brenda K. Clancy                Vice President, Treasurer and Chief Financial
  4333 Edgewood Road, N.E.        Officer
  Cedar Rapids, Iowa 52499-0001

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                                  Jurisdiction of     Percent of Voting
Name                              Incorporation       Securities Owned               Business
----                              ---------------     ----------------               --------
AEGON N.V.                        Netherlands         53.63% of Vereniging           Holding company
                                  Corporation         AEGON Netherlands
                                                      Membership Association

Groninger Financieringen B.V.     Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

AEGON Netherland N.V.             Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

AEGON Nevak Holding B.V.          Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

AEGON International N.V.          Netherlands         100% of AEGON N.V.             Holding company
                                  Corporation         Netherlands Corporation

Voting Trust                        Delaware                                                  Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding                  Delaware               100% of Voting Trust               Holding company
Corporation

Short Hills Management              New Jersey             100% of AEGON U.S.                 Holding company
Company                                                    Holding Corporation


CORPA Reinsurance                   New York               100% of AEGON U.S.                 Holding company
Company                                                                                       Holding Corporation

AEGON Management                    Indiana                100% of AEGON U.S.                 Holding company
Company                                                                                       Holding Corporation

RCC North America Inc.              Delaware               100% of AEGON U.S.                 Holding company
                                                                                              Holding Corporation

AEGON USA, Inc.                     Iowa                   100% AEGON U.S.                    Holding company
                                                                                              Holding Corporation

AUSA Holding Company                Maryland               100% AEGON USA, Inc.               Holding company

Monumental General Insurance        Maryland               100% AUSA Holding Co.              Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.    Kansas                 100% Monumental General            Sale/admin. of travel
                                                           Insurance Group, Inc.              insurance

Monumental General                  Maryland               100% Monumental General            Provides management
Administrators, Inc.                                       Insurance Group, Inc.              srvcs. to unaffiliated
                                                                                              third party administrator

Executive Management and            Maryland               100% Monumental General            Provides actuarial
Consultant Services, Inc.                                  Administrators, Inc.               consulting services

Monumental General Mass             Maryland               100% Monumental General            Marketing arm for
Marketing, Inc.                                            Insurance Group, Inc.              sale of mass marketed
                                                                                              insurance coverages

Diversified Investment              Delaware               100% AUSA Holding Co.              Registered investment
Advisors, Inc.                                                                                advisor


Diversified Investors Securities    Delaware               100% Diversified Investment        Broker-Dealer
Corp.                                                                                         Advisors, Inc.

AEGON USA Securities, Inc.          Iowa                   100% AUSA Holding Co.              Broker-Dealer

Supplemental Ins. Division, Inc.    Tennessee              100% AUSA Holding Co.              Insurance

Creditor Resources, Inc.            Michigan               100% AUSA Holding Co.              Credit insurance

CRC Creditor Resources              Canada                 100% Creditor Resources, Inc.      Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                Iowa                   100% AUSA Holding Co.              Investment advisor
Management, Inc.

AEGON USA Realty                    Iowa                   100% AUSA Holding Co.              Provides real estate
Advisors, Inc.                                                                                administrative and real
                                                                                              estate investment services

Quantra Corporation                 Delaware               100% AEGON USA Realty              Real estate and financial
                                                           Advisors, Inc.                     software production and
                                                                                              sales

Quantra Software Corporation        Delaware               100% Quantra Corporation           Manufacture and sell
                                                                                              mortgage loan and security
                                                                                              management software

Landauer Realty Advisors, Inc.      Iowa                   100% AEGON USA Realty              Real estate counseling
                                                                                              Advisors, Inc.

Landauer Associates, Inc.           Delaware               100% AEGON USA Realty              Real estate counseling
                                                                                              Advisors, Inc.

Realty Information Systems, Inc.    Iowa                   100% AEGON USA Realty              Information Systems for
                                                           Advisors, Inc.                     real estate investment
                                                                                              management

AEGON USA Realty                    Iowa                   100% AEGON USA                     Real estate management
Management, Inc                                            Realty Advisors, Inc.

USP Real Estate Investment Trust    Iowa                   21.89% First AUSA Life             Real estate investment
                                                           Ins. Co , 13.11% PFL Life          trust
                                                           Ins. Co.  4.86% Bankers
                                                           United Life Assurance Co.

RCC Properties Limited              Iowa                   AEGON USA Realty                   Limited Partnership
Partnership                                                Advisors Inc. is General
                                                           Partner and 5% owner.

AUSA Financial Markets, Inc.        Iowa                   100% AUSA Holding Co.              Marketing

Endeavor Investment Advisors        California             49.9% AUSA Financial               General Partnership
                                                                                              Markets, Inc.

Universal Benefits Corporation      Iowa                   100% AUSA Holding Co.              Third party administrator

Investors Warranty of               Iowa                   100% AUSA Holding Co.              Provider of automobile
America, Inc.                                                                                 extended maintenance
                                                                                              contracts

Massachusetts Fidelity Trust Co.    Iowa                   100% AUSA Holding Co.              Trust company

Money Services, Inc.                Delaware               100% AUSA Holding Co.              Provides financial
                                                           counseling  for employees          and agents of affiliated
                                                                                              companies

Zahorik Company, Inc.               California             100% AUSA Holding Co.              Broker-Dealer

ZCI, Inc.                           Alabama                100% Zahorik Company, Inc.         Insurance agency

AEGON Asset Management              Delaware               100% AUSA Holding Co.              Registered investment
Services, Inc.                                                                                advisor

Intersecurities, Inc.               Delaware               100% AUSA Holding Co.              Broker-Dealer

Associated Mariner Financial        Michigan               100% Intersecurities, Inc.         Holding co./management
Group, Inc.                                                                                   services

Mariner Financial Services, Inc.    Michigan               100% Associated Mariner            Broker/Dealer
                                                           Financial Group, Inc.

Mariner Planning Corporation        Michigan               100% Mariner Financial             Financial planning
                                                           Services, Inc.

Associated Mariner Agency, Inc.     Michigan               100% Associated Mariner            Insurance agency
                                                           Financial Group, Inc.

Associated Mariner Agency           Hawaii                 100% Associated Mariner            Insurance agency
of Hawaii, Inc.                                            Agency, Inc.

Associated Mariner Ins. Agency      Massachusetts          100% Associated Mariner            Insurance agency
of Massachusetts, Inc.                                     Agency, Inc.

Associated Mariner Agency           Ohio                   100% Associated Mariner            Insurance agency
Ohio, Inc.                                                 Agency, Inc.

Associated Mariner Agency           Texas                  100% Associated Mariner            Insurance agency
Texas, Inc.                                                Agency, Inc.

Associated Mariner Agency           New Mexico             100% Associated Mariner            Insurance agency
New Mexico, Inc.                                           Agency, Inc.

Mariner Mortgage Corp.              Michigan               100% Associated Mariner            Mortgage origination
                                                           Financial Group, Inc.

Idex Investor Services, Inc.        Florida                100% AUSA Holding Co.              Shareholder services

Idex Management, Inc.               Delaware               50% AUSA Holding Co.               Investment advisor
                                                                                              50% Janus Capital Corp.

IDEX Series Fund                    Massachusetts          Various                            Mutual fund

First AUSA Life Insurance           Maryland               100% AEGON USA, Inc.               Insurance holding Company
                                                           company

AUSA Life Insurance                 New York               100% First AUSA Life               Insurance
Company, Inc.                                              Insurance Company

Life Investors Insurance            Iowa                   100% First AUSA Life               Insurance
Company of America                                         Ins. Co.

Life Investors Alliance, LLC        Delaware               100% LIICA                         Purchases, own, and hold
                                                                                              the equity interest of other
                                                                                              entities

Bankers United Life                 Iowa                   100% Life Investors Ins.           Insurance
Assurance Company                                          Company of America

Life Investors Agency               Iowa                   100% Life Investors Ins.           Marketing
Group, Inc.                                                Company of America

PFL Life Insurance Company          Iowa                   100% First AUSA Life               Insurance
                                                           Ins. Co.

AEGON Financial Services            Minnesota              100% PFL Life Insurance Co.        Marketing
Group, Inc.

AEGON Assignment Corporation        Kentucky               100% AEGON Financial               Administrator of structured
of Kentucky                                                Services Group, Inc.               settlements

AEGON Assignment Corporation        Illinois               100% AEGON Financial               Administrator of structured
                                                           Services Group                     settlements

Southwest Equity Life Ins. Co.      Arizona                100% of Common Voting              Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.    Arizona                100% of Common Voting              Insurance
                                                           Stock
                                                           First AUSA Life Ins. Co.

Western Reserve Life Assurance      Ohio                   100% First AUSA Life               Insurance
Co. of Ohio                                                Ins. Co.

WRL Series Fund, Inc.               Maryland               Various                            Mutual fund

WRL Investment Services, Inc.       Florida                100% Western Reserve Life          Provides administration for
                                                           Assurance Co. of Ohio              affiliated mutual fund

WRL Investment                      Florida                100% Western Reserve Life          Registered investment
Management, Inc.                                           Assurance Co. of Ohio              advisor

AEGON Equity Group, Inc.            Florida                100% Western Reserve Life          Insurance agency
                                                           Assurance Co. of Ohio


ISI Insurance Agency, Inc.          California             100% Western Reserve Life          Insurance agency
                                                           Assurance Co. of Ohio

ISI Insurance Agency                Ohio                   100% ISI Insurance                 Insurance agency
of Ohio, Inc.                                              Agency Inc.

ISI Insurance Agency                Texas                  100% ISI Insurance                 Insurance agency
of Texas, Inc.                                             Agency Inc.

ISI Insurance Agency                Massachusetts          100% ISI Insurance                 Insurance Agency
of Massachusetts, Inc.                                     Agency Inc.

Monumental Life Insurance Co.       Maryland               100% First AUSA Life               Insurance
                                                           Ins. Co.

AEGON Special Markets               Maryland               100% Monumental Life               Marketing
Group, Inc.                                                Ins. Co.

Monumental General Casualty Co.     Maryland               100% First AUSA Life               Insurance
                                                           Ins. Co.

United Financial Services, Inc.     Maryland               100% First AUSA Life               General agency
                                                           Ins. Co.

Bankers Financial Life Ins. Co.     Arizona                100% First AUSA Life               Insurance
                                                           Ins. Co.

The Whitestone Corporation          Maryland               100% First AUSA Life               Insurance agency
                                                           Ins. Co.

Cadet Holding Corp.                 Iowa                   100% First AUSA Life               Holding company
                                                           Ins. Co.

Commonwealth General                Delaware               100% AEGON USA, Inc.               Holding company
Corporation ("CGC")

PB Series Trust                     Massachusetts          N/A                                Mutual fund

Monumental Agency Group, Inc.       Kentucky               100%  CGC                          Provider of srvcs. to ins.
                                                                                              cos.

Benefit Plans, Inc.                 Delaware               100% CGC                           TPA for Peoples Security
Life Insurance Company

Durco Agency, Inc.                  Virginia               100% Benefit Plans, Inc.           General agent

Commonwealth General.               Kentucky               100% CGC                           Administrator of structured
Assignment Corporation                                                                        settlements

AFSG  Securities Corporation        Pennsylvania           100% CGC                           Broker-Dealer

PB Investment Advisors, Inc.        Delaware               100% CGC                           Registered investment
                                                                                              advisor

Diversified Financial Products Inc. Delaware               100% CGC                           Provider of investment,
                                                                                              marketing and admin.
                                                                                              services to ins. cos.

AEGON USA Real Estate               Delaware               100% Diversified Financial         Real estate and mortgage
Services, Inc.                                             Products Inc..                     holding company

Capital Real Estate                 Delaware               100% CGC                           Furniture and equipment
Development Corporation                                                                       lessor

Capital General Development         Delaware               100% CGC                           Holding company
Corporation

Ammest Realty Corporation           Texas                  100% Peoples Security Life         Special purpose subsidiary
                                                           Insurance Company

JMH Operating Company, Inc.         Mississippi            100% Peoples Security Life         Real estate holdings
                                                           Insurance Company

Independence Automobile             Florida                100% Capital Security              Automobile Club
Association, Inc.                                          Life Insurance Company

Independence Automobile             Georgia                100% Capital Security              Automobile Club
Club, Inc.                                                 Life Insurance Company

Capital 200 Block Corporation       Delaware               100% CGC                           Real estate holdings

Capital Broadway Corporation        Kentucky               100% CGC                           Real estate holdings

Southlife, Inc.                     Tennessee              100% CGC                           Investment subsidiary

Ampac Insurance Agency, Inc.        Pennsylvania           100% CGC                           Provider of management
(EIN 23-1720755)                                                                              support services

National Home Life Corporation      Pennsylvania           100% Ampac Insurance               Special-purpose subsidiary
                                                           Agency, Inc.

Compass Rose Development            Pennsylvania           100% Ampac Insurance               Special-purpose subsidiary
Corporation                                                Agency, Inc.

Frazer Association Consultants,     Illinois               100% Ampac Insurance               TPA license-holder
Inc.                                                       Agency, Inc.

Valley Forge Associates, Inc.       Pennsylvania           100% Ampac Insurance               Furniture & equipment
                                                           Agency, Inc.                       lessor

Veterans Benefits Plans, Inc.       Pennsylvania           100% Ampac Insurance               Administrator of group
                                                           Agency, Inc.                       insurance programs

Veterans Insurance Services, Inc.   Delaware               100% Ampac Insurance               Special-purpose subsidiary
                                                           Agency, Inc.

Academy Insurance Group, Inc.       Delaware               100% CGC                           Holding company

Academy Life Insurance Co.          Missouri               100% Academy Insurance             Insurance company
                                                           Group, Inc.

Pension Life Insurance              New Jersey             100% Academy Insurance             Insurance company
Company of America                                         Group, Inc.

Academy Services, Inc.              Delaware               100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ammest Development Corp. Inc.       Kansas                 100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ammest Insurance Agency, Inc.       California             100% Academy Insurance             General agent
                                                           Group, Inc.

Ammest Massachusetts                Massachusetts          100% Academy Insurance             Special-purpose subsidiary
Insurance Agency, Inc.                                     Group, Inc.

Ammest Realty, Inc.                 Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Ampac,  Inc.                        Texas                  100% Academy Insurance             Managing general agent
                                                           Group, Inc.

Ampac Insurance Agency, Inc.        Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
(EIN 23-2364438)                                           Group, Inc.

Data/Mark Services, Inc.            Delaware               100% Academy Insurance             Provider of mgmt. services
                                                           Group, Inc.

Force Financial Group, Inc.         Delaware               100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Force Financial Services, Inc.      Massachusetts          100% Force Fin. Group, Inc.        Special-purpose subsidiary

Military Associates, Inc.           Pennsylvania           100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

NCOA Motor Club, Inc.               Georgia                100% Academy Insurance             Automobile club
                                                           Group, Inc.

NCOAA Management Company            Texas                  100% Academy Insurance             Special-purpose subsidiary
                                                           Group, Inc.

Unicom Administrative               Pennsylvania           100% Academy Insurance             Provider of admin.
Services, Inc.                                             Group, Inc.                        services


Unicom Administrative               Germany                100%Unicom Administrative          Provider of admin.
Services, GmbH                                             Services, Inc.                     services

Capital Liberty, L.P.               Delaware               79.2% Commonwealth Life            Holding Company
                                                           Insurance Company
                                                           19.8% Peoples Security Life
                                                           Insurance Company
                                                           1% CGC

Commonwealth General LLC            Turks &                100% CGC                           Special-purpose subsidiary
                                    Caicos Islands

Peoples Benefit Life                Missouri               3.7% CGC                           Insurance company
Insurance Company                                          20% Capital Liberty, L.P.
                                                           76.3% Monumental Life
                                                           Insurance Co.

Veterans Life Insurance Co.         Illinois               100% Peoples Benefit               Insurance company
                                                           Life Insurance Company

Peoples Benefit Services, Inc.      Pennsylvania           100% Veterans Life Ins. Co.        Special-purpose subsidiary

     Item 27. Number of Contract Owners

            As of December 31, 1998, there were no Contract owners.

     Item 28. Indemnification

     The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Item 29. Principal Underwriters

                  AFSG Securities Corporation
                  4333 Edgewood Road, N.E.
                  Cedar Rapids, Iowa 52499-0001

     The directors and officers of AFSG Securities Corporation are as follows:

     Larry N. Norman                Sarah J. Strange
     Director and President         Director and Vice President

     Frank A. Camp                  Bob Warner
     Director and Secretary         Assistant Compliance Office

     Lisa Wachendorf                Linda Gilmer
     Vice President and             Treasurer/Controller
     Chief Compliance Officer
                                    Priscilla Hechler
     Debra C. Cubero                Assistant Vice President anistant Secretary
     Vice President

     Emily Bates                    Thomas Pierpan
     Assistant Treasurer            Assistant Vice President anistant Secretary

     Clifton Flenniken              Darin D. Smith
     Assistant Treasurer            Assistant Vice President anistant Secretary

     The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

     Commissions and Other Compensation Received by Principal Underwriter.
     ---------------------------------------------------------------------

     AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1998, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

     AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, Separate Account IV and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account B and Separate Account C of AUSA Life Insurance Company, Inc.

     Item 30. Location of Accounts and Records

     The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

     Item 31. Management Services.

     All management Contracts are discussed in Part A or Part B.

     Item 32. Undertakings

     (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

     (b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

     (d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 28th day of October, 1999.


                                                     PFL RETIREMENT BUILDER
                                                     VARIABLE ANNUITY ACCOUNT

                                                     PFL LIFE INSURANCE COMPANY
                                                     Depositor

                                                     /s/  William L. Busler
                                                     --------------------------
                                                     William L. Busler
                                                     President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


Signatures                               Title                                          Date
----------                               -----                                          ----
/s/  Patrick S. Baird                    Director                               October 28, 1999
-------------------------------
Patrick S. Baird

/s/  Craig D. Vermie                     Director                               October 28, 1999
-------------------------------
Craig D. Vermie

/s/  William L. Busler                   Director                               October 28, 1999
-------------------------------          (Principal Executive Officer)
William L. Busler

/s/  Larry N. Norman                     Director                               October 28, 1999
-------------------------------
Larry N. Norman

/s/  Douglas C. Kolsrud                  Director                               October 28, 1999
-------------------------------
Douglas C. Kolsrud

/s/  Robert J. Kontz                     Vice President and                     October 28, 1999
-------------------------------          Corporate Controller
Robert J. Kontz

/s/  Brenda K. Clancy                    Treasurer                              October 28, 1999
-------------------------------
Brenda K. Clancy

                                                                Registration No.
                                                                       333-78743



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 ---------------

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                             THE ONE INCOME ANNUITY

                                 ---------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.          Description of Exhibit                            Page No.*
-----------          ----------------------                            ---------

(8)(a) Participation Agreement by and among One Group Investment Trust, Nationwide Advisory Serivces, Nationwide Investors Services and PFL Life Insurance Company.

(10)(a)              Consent of Independent Auditors

(14)                 Powers of Attorney




--------
* Page numbers included only in manually excuted original.